AIFUL CORPORATION

AIFUL CORPORATION
Tokyo Office
Toho-Hibiya Bldg. (Hibiya Chanter),
1-2-2, Yurakucho, Chiyoda-ku, Tokyo
100-0006 Japan
TEL: 03-4503-6100/FAX: 03-4503-6109
✉: ir@aiful.co.jp URL: http://www.aiful.co.jp

[redacted]

07024926

SEC MAIL PROCESSING
RECEIVED
JUN 26 2007
WASH, D.C. 161 SECTION

June 19, 2007

File No. 82-4802
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: AIFUL CORPORATION - Rule12g3-2(b)

SUPPL

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, AIFUL CORPORATION (the "Company"), enclose herewith Exhibits 1 through 7, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from January 1, 2007 to February 28, 2007 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

PROCESSED
JUL 09 2007
THOMSON FINANCIAL

Yours faithfully,

AIFUL CORPORATION

By ____________

Name: Yuji Fukada

Title: Chief of Investor Relations,
Investor Relations Office

Attachments

List of material information made public in Japan from January 1, 2007 to February 28, 2007

	Descriptions	Information (*) Provided to
Exhibit 1.	Consolidated and Non-Consolidated Business Results for the First Three Quarters of the Fiscal Year Ending March 31, 2007, dated January 30, 2007 (English translation)	TSE/OSE
Exhibit 2.	Data book (Third Quarter Report for the fiscal year ending March, 2007) dated January 30, 2007 (English translation contained)	Public
Exhibit 3.	Press Release dated January 20, 2007 with a title "AIFUL Offers Voluntary Retirement to Employees" (English translation)	Public
Exhibit 4.	Press Release dated February 20, 2007 with a title "AIFUL Group Announces Reorganization and Cost Structure Reform" (English translation)	Public
Exhibit 5.	Press Release dated January 22, 2007 with a title "AIFUL Announces Approval of Merger Agreement" (English translation)	Public
Exhibit 6.	Press Release dated January 31, 2007 with a title "AIFUL Announces Progress Report on Strengthening of Compliance Structure" (English translation)	Public
Exhibit 7.	Written Confirmation Regarding the Appropriateness and Accuracy of the Semi-Annual Securities Report dated January 5, 2007 (English translation)	TSE

(*) "TSE" means Tokyo Stock Exchange.
"OSE" means Osaka Securities Exchange.

EXHIBIT 1

FASF MEMBERSHIP

January 30, 2007

Consolidated Business Results for the First Three Quarters of Fiscal 2006

For the fiscal year ending March 2007

AIFUL Corporation
(Securities code: 8515, 1st Section, Tokyo and Osaka Stock Exchanges)
(URL: http://www.aiful.co.jp)
Representative: Yoshitaka Fukuda, President and Chief Executive Officer
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
TEL (03) 4503-6050

I. Items Used to Compile Financial Data for the Quarter

1. Company adopted simplified accounting methods (yes/no): Yes
   Details:
   Computation of some business taxes is based on estimates taking factors such as past results into account.

2. Any differences between the accounting practices used here and those used in preparing consolidated accounts for the previous business year (yes/no): No

3. Changes in the scope of consolidation and application of the equity method (yes/no): No

II. Summary of Business Results for the First Three Quarters, FY2006 (April 1 – December 31, 2006)

1. Consolidated Business Performance

(In millions of yen - rounded down, except where noted)

	Operating Revenue		Operating Income		Ordinary Income		Net Income (loss)	
First three quarters, FY2006	384,853	(6.5)%	23,432	(78.5)%	23,925	(78.3)%	(186,414)	-
First three quarters, FY2005	411,779	6.3%	108,878	6.2%	110,057	6.9%	64,290	13.6%
Reference: FY2005	549,547	6.0%	125,116	(7.1)%	126,964	(6.2)%	65,827	(13.1)%

	Net Income (loss) per Share for the Quarter (Yen)	Diluted Net Income per Share for the Quarter (Yen)
First three quarters, FY2006	(1,316.28)	-
First three quarters, FY2005	453.99	453.84
Reference: FY2005	464.84	464.69

Notes:
1. Percentage figures shown for operating revenue, operating income, etc., show year-on-year growth.
2. Diluted net income per share for the quarter is not shown for the first three quarters of fiscal 2006, as there was a net loss per share for the quarter and there were no latent shares with dilutive effect.

A. Qualitative Information Concerning Consolidated Business Performance: Overview of Performance

AIFUL regards the administrative penalties that were imposed on it in April 2006 with the utmost gravity. In addition to promoting such measures as the review and amendment of relevant regulations and reinforcement of internal structures, the Company has been making efforts such as investigating the fundamental causes of the legal infringements and formulating a plan for reform, drawing on the perspectives of third parties such as outside experts, under its Confidence Restoration Project set up in June 2006.

Looking to the future, with the basic management policies of a "focus on compliance" and a "total customer-first orientation" as priorities, AIFUL will continue to push forward with reform to transform itself into a company that can reflect the views of all customers and the whole of society, working to be reborn as a company that everyone trusts.

(1) Business Environment

During the third quarter, Japan's economy continued its moderate expansion driven by strong corporate earnings and capital expenditure, despite the appearance of weakness in the recovery in personal consumption.

On the other hand, the business environment for the consumer finance industry has been difficult, with an increase in debt adjustments by attorneys and others and claims for interest repayments as well as a decline in interest income and a rise in bad debt-related costs despite the fall in the number of personal bankruptcy applications (published by the Supreme Court).

(2) Results of Operations

The consolidated balance of loans outstanding for the first three quarters in the AIFUL Group's loan business stood at 2,067,134 million yen, down 7.4% compared to the end of the previous fiscal year, due to such factors as self restraint in some marketing activities, including advertising.

In the credit card business, transaction volume stood at 416,420 million yen, up 19.8% year-on-year, as a result of efforts to further extend the business base. Transaction volume in the per-item credit business was down by 66.7% year-on-year to 32,154 million yen due to the tightening of member outlet screening criteria. As a result of the foregoing, at the end of the current consolidated third quarter, the AIFUL Group had 253,937 million yen in installment receivables, down 10.9% compared to the end of the previous fiscal year, and 145,682 million yen in customers' liabilities for acceptances and guarantees, down 5.3% compared to the end of the previous fiscal year. (These amounts included 133,665 million yen in off-balance sheet loans due to securitization comprised of 75,521 in loans outstanding and 58,144 million yen in installment receivables.)

As a result of the foregoing, total consolidated operating revenue for the first three quarters fell 6.5% year-on-year to 384,853 million yen, operating income was down 78.5% year-on-year to 23,432 million yen, and ordinary income was down 78.3% year-on-year to 23,925 million yen. In the third quarter, there was a net loss of 186,414 million yen. The main factor in the decline in revenue and income was that the Company recorded a total of 176,324 million yen in extraordinary losses, comprised of 107,021 million yen in transfers to the allowance for bad debts and 69,312 million yen in transfers to the allowance for losses on interest refunds accompanying the change in the method for estimating the allowance for losses on interest refunds in accordance with Accounting Treatment for Calculations of Reserves Relating to Losses at Consumer Finance Companies, etc., Resulting from Interest Repayment Claims published by the Japanese Institute of Certified Public Accountants (JICPA) in October 2006.

Non-consolidated operating revenue for the first three quarters decreased 10.1% year-on-year to 232,985 million yen, operating income fell 82.8% year-on-year to 13,450 million yen, and ordinary income fell 78.7% year-on-year to 17,699 million yen. In the third quarter, the Company posted a net loss of 165,138 million yen.

In December 2006, a law to partially amend legislation relating to the regulation of the money lending business stipulating such measures as the lowering of the interest ceiling under the Capital Subscription Law, restrictions on aggregate amounts, regulation of practices and other entry restrictions was approved and promulgated, and the business environment for the industry is expected to remain extremely challenging for some time.

In this environment, the AIFUL group will concentrate on a range of efforts aimed at the restoration of confidence, focusing mainly on strengthening its compliance framework. Apart from this, the Company is striving earnestly to create a structure that can adapt to changing legislation and meet the expectations of all stakeholders, including all of its customers and shareholders. To do so, AIFUL is working to achieve greater diversification in its business portfolio, to realize thorough cost reductions by reorganizing group companies, rationalizing operations, and reducing the number of outlets, and to optimize allocation of management resources. These steps are described in two press releases published on January 20, 2007, entitled "AIFUL Group Announces Reorganization and Cost Structure Reform" and "AIFUL Offers Voluntary Retirement to Employees."

2. Consolidated Financial Position

(In millions of yen, except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio (%)	Shareholders' Equity per Share (Yen)
First three quarters, FY2006	2,506,808	483,871	19.0	3,364.84
First three quarters, FY2005	2,728,375	680,295	24.9	4,803.67
Reference: FY2005	2,790,969	681,694	24.4	4,813.45

Note: Minority interests are deducted from shareholders' equity in computations of shareholders' equity ratio and shareholders' equity per share in the first three quarters of the fiscal year under review.

Consolidated Cash Flows

(In millions of yen)

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents at the End of the Period
First three quarters, FY2006	170,156	21,931	(134,761)	191,735
First three quarters, FY2005	(48,925)	(2,479)	70,081	127,837
Reference: FY2005	(25,944)	(60,019)	111,185	134,376

B. Qualitative Information on Changes in Consolidated Financial Position

Total assets at the end of the third quarter were down by 273,931 million yen, or 9.9%, to 2,506,808 million yen, compared to the end of the previous fiscal year. The main components in the decline were a 132,404 million yen decrease in the balance of loans outstanding and a

14.151 million yen fall in deferred tax assets recorded under current assets, as well as a 123.804 million yen increase in the reserve for bad debts recorded under current assets. Total liabilities fell by 79.373 million yen, or 3.8%, to 2.102.310 million yen, compared to the end of the previous fiscal year. This was because the 125.983 million yen decline due to the repayment and redemption of interest bearing debt and the 16.658 million yen fall in corporate and other taxes payable exceeded the 82.115 million yen increase in the allowance for losses on interest refunds, in addition to other factors.

Net assets fell by 197.822 million yen, or 29.0%, compared to the end of the previous fiscal year, due to the net loss of 186.414 million yen posted in the third quarter.

The amount corresponding to the former total shareholders' equity stood at 476.636 million yen.

C. Cash Flows

Cash and cash equivalents ("funds" below) for the first three quarters rose 57.358 million yen compared to the end of the previous consolidated fiscal year to 191.735 million yen. This was because the increase in funds from the decline in receivables outstanding, including the balance of loans, and the increase in the allowance for losses on interest refunds exceeded the decline in funds due to the net pre-tax loss for the quarter and financing activities including the repayment of borrowings and redemption of corporate bonds.

III. Consolidated Results Forecasts for FY2006 (April 1, 2006 – March 31, 2007):

Qualitative Data Concerning Results Forecasts

There is no change to the full-year consolidated forecasts from the previous forecasts announced on November 7, 2006. Actual results, however, may differ due to the implementation of the various measures announced in the two press releases issued on January 20, 2007 entitled, "AIFUL Group Announces Reorganization and Cost Structure Reform" and "AIFUL Offers Voluntary Retirement to Employees."

(Supplementary Data)

I. Summary of Consolidated Balance Sheet for the First ThreeQuarters, FY2006

(In millions of yen, %)

Category	End of current quarter (As of Dec. 31, 2006)	End of same quarter last year (As of Dec. 31, 2005)	Change		Reference: FY2005 (As of Mar. 31, 2006)
	Amount	Amount	Amount	%	Amount
(Assets)					
I Current assets					
Cash and cash equivalents	191,813	128,140	63,673	49.7	134,454
Loans	1,991,612	2,076,286	(84,674)	(4.1)	2,124,017
Installment receivables	195,793	243,294	(47,500)	(19.5)	209,581
Customers' liabilities for acceptances and guarantees	145,682	150,308	(4,625)	(3.1)	153,766
Deferred tax assets	18,111	23,615	(5,504)	(23.3)	32,262
Other	98,019	82,123	15,896	19.4	125,894
Allowance for bad debts	(270,766)	(137,633)	(133,132)	96.7	(146,961)
Total current assets	2,370,266	2,566,134	(195,867)	(7.6)	2,633,014
II Fixed assets					
Tangible fixed assets	50,126	52,982	(2,855)	(5.4)	53,676
Intangible fixed assets	27,840	30,883	(3,043)	(9.9)	30,965
Good will	7,971	–	7,971	–	–
Consolidation adjustment account	–	9,706	(9,706)	(100.0)	9,272
Other	19,868	21,177	(1,309)	(6.2)	21,692
Investment and other fixed assets	57,927	77,434	(19,507)	(25.2)	72,567
Claims in bankruptcy	34,028	32,512	1,515	4.7	33,031
Other	48,490	68,612	(20,121)	(29.3)	64,290
Allowance for bad debts	(24,591)	(23,689)	(902)	3.8	(24,753)
Total fixed assets	135,893	161,300	(25,406)	(15.8)	157,209
III Deferred assets	647	940	(292)	31.1	744
Total assets	2,506,808	2,728,375	221,567	(8.1)	2,790,969
(Liabilities)					
I Current liabilities					
Acceptances and guarantees	145,682	150,308	(4,625)	(3.1)	153,766
Short-term debts	99,680	93,385	6,295	6.7	113,200
Current portion of bonds	44,000	91,000	(47,000)	(51.6)	82,000
Current portion of long-term debts	364,324	473,507	(109,182)	(23.1)	434,325
Allowance for losses on interest refunds	–	–	–	–	21,074
Other	129,705	135,878	(6,173)	(4.5)	142,851
Total current liabilities	783,393	944,079	(160,686)	(17.0)	947,218
II Long-term liabilities					
Bonds	443,100	429,500	13,600	3.2	428,500
Long-term debts	680,658	647,267	33,391	5.2	709,721
Allowance for losses on interest refunds	103,189	–	103,189	–	–
Other	12,595	20,493	(7,897)	(38.5)	16,871
Total long-term liabilities	1,239,543	1,097,260	142,283	13.0	1,155,092
Total liabilities	2,022,936	2,041,339	(18,403)	(0.9)	2,102,310
(Minority interests)					
Minority interests	–	6,740	(6,740)	(100.0)	6,964
(Shareholders' equity)					
I Common stock	–	83,317	(83,317)	(100.0)	83,317
II Capital surplus	–	104,125	(104,125)	(100.0)	104,125
III Retained earnings	–	484,680	(484,680)	(100.0)	486,214
IV Differences in evaluation of other marketable securities	–	11,158	(11,158)	(100.0)	11,001
V Treasury stock	–	(2,986)	2,986	(100.0)	(2,964)
Total shareholders' equity	–	680,295	(680,295)	(100.0)	681,694
Total liabilities, minority interests and shareholders' equity	–	2,728,375	(2,728,375)	(100.0)	2,790,969

Category	End of current quarter (As of Dec. 31, 2006)	End of same quarter last year (As of Dec. 31, 2005)	Change		Reference: FY2005 (As of Mar. 31, 2006)
	Amount	Amount	Amount	%	Amount
(Net Assets)					
I. Shareholders' equity					
Common stock	83,317	–	83,317	–	–
Capital surplus	104,125	–	104,125	–	–
Retained earnings	291,301	–	291,301	–	–
Treasury stock	(2,967)	–	(2,967)	–	–
Total shareholders' equity	475,777	–	475,777	–	–
II. Evaluation and foreign currency translation adjustments					
Differences in evaluation of other marketable securities	6,796	–	6,796	–	–
Loss on deferred hedge	(6,036)	–	(6,036)	–	–
Total evaluation and foreign currency translation adjustments	759	–	759	–	–
III. Minority interests	7,334	–	7,334	–	–
Total net assets	483,871	–	483,871	–	–
Total net assets and liabilities	2,506,808	–	2,506,808	–	–

II. Summary of Consolidated Income Statement for the First Three Quarters, FY2006

(In millions of yen, %)

Category	First three quarters (Apr. 1 to Dec. 31, 2006)	Same period last year (Apr. 1 to Dec. 31, 2005)	Change		Reference: FY2005 (Apr. 1, 2005 to Mar. 31, 2006)
	Amount	Amount	Amount	%	Amount
I Operating revenue	384,853	411,779	(26,926)	(6.5)	549,547
Interest on loans to customers	346,268	369,341	(23,072)	(6.2)	491,357
Credit card revenue	9,501	8,005	1,496	18.7	11,275
Per-item credit revenue	10,456	13,220	(2,763)	(20.9)	17,675
Credit guarantee revenue	6,958	6,367	590	9.3	8,667
Other	11,667	14,845	(3,177)	(21.4)	20,571
II Operating expenses	361,420	302,901	58,518	19.3	424,431
Financial expenses	27,479	28,394	(915)	(3.2)	37,762
Cost of sales	2,032	92	1,940	–	173
Operating expenses - other	331,908	274,414	57,493	21.0	386,495
Operating income	23,432	108,878	(85,445)	(78.5)	125,116
III Non-operating income	747	1,344	(597)	(44.4)	2,007
IV Non-operating expenses	254	165	89	53.8	159
Ordinary income	23,925	110,057	(86,132)	(78.3)	126,964
V Extraordinary income	3,213	795	2,418	303.9	803
VI Extraordinary losses	178,382	1,419	176,963	–	14,994
Net income (loss) for the quarter before taxes	(151,243)	109,433	(260,677)	–	112,773
Tax expenses	34,797	43,794	(8,997)	(20.5)	45,374
Gain on minority interests	374	1,348	(974)	(72.3)	1,571
Net income (loss) for the quarter	(186,414)	64,290	(250,705)	–	65,827

III. Summary of Consolidated Statements of Changes in Shareholders' Equity Over the First Three Quarters, FY2006 (April 1 – December 31, 2006)

(In millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2006	83,317	104,125	486,214	(2,964)	670,692
Change during current quarter					
Distribution of surplus			(8,497)		(8,497)
Net income (loss) for the quarter			(186,414)		(186,414)
Acquisition of treasury stock				(2)	(2)
Disposal of treasury stock			(0)	0	0
Total change during current quarter	–	–	(194,912)	(2)	(194,915)
Balance at December 31, 2006	83,317	104,125	291,301)	(2,967)	475,777

	Valuation and translation adjustments			Minority interests	Total net assets
	Differences in evaluation of other marketable securities	Deferred hedge losses	Total valuation and translation adjustments		
Balance at March 31, 2006	11,001	–	11,001	6,964	688,658
Change during current quarter					
Distribution of surplus			–		(8,497)
Net income (loss) for the quarter			–		(186,414)
Acquisition of treasury stock			–		(2)
Disposal of treasury stock			–		0
Net change for the quarter in items other than shareholders' equity	(4,205)	(6,036)	(10,242)	370	(9,872)
Total change during current quarter	(4,205)	(6,036)	(10,242)	370	(204,787)
Balance at December 31, 2006	6,796	(6,036)	759	7,334	483,871

IV. Summary of Consolidated Cash Flow Statement for the First Three Quarters, FY2006

(In millions of yen)

Category	First three quarters (Apr. 1 to Dec. 31, 2006)	Same period last year (Apr. 1 to Dec. 31, 2005)	Reference: FY2005 (Apr. 1, 2005 to Mar. 31, 2006)
	Amount	Amount	Amount
I Cash flow from operating activities			
Net income for the quarter before taxes	(151,243)	109,433	112,773
Depreciation expenses	9,724	8,254	11,836
Increase (decrease) in allowance for bad debts	123,643	1,169	11,561
Increase (decrease) in reserve for losses on interest repayments	82,115	–	21,074
Decrease (increase) in loans to customers	132,404	(73,269)	(121,000)
Decrease (increase) in installment receivables	13,790	(50,891)	(17,178)
Other	(3,821)	464	(1,246)
Subtotal	206,613	(4,839)	17,819
Payments for corporate and other taxes	(36,680)	(44,381)	(44,078)
Other	224	295	314
Cash flow from operating activities	170,156	(48,925)	(25,944)
II Cash flow from investing activities			
Funds used for purchases of fixed assets	(6,327)	(11,128)	(19,322)
Decrease (increase) in short-term receivables	25,004	5,037	(44,940)
Other	3,255	3,611	4,243
Cash flow from investing activities	21,931	(2,479)	(60,019)
III Cash flow from financing activities			
Increase in short-term debts	642,690	713,240	989,210
Repayment of short-term debts	(656,210)	(691,550)	(947,705)
Increase in long-term debts	276,336	343,093	514,473
Repayments of long-term debts	(375,399)	(345,545)	(493,654)
Cash from issue of corporate bonds	57,321	124,860	124,859
Cash used for redemption of bonds	(81,000)	(84,000)	(94,000)
Other	1,499	9,983	18,002
Cash flow from financing activities	(134,761)	70,081	111,185
IV Effect of exchange rate changes on cash and cash equivalents	31	22	16
V Increase (decrease) in cash and cash equivalents	57,358	18,698	25,238
IV Balance of cash and cash equivalents at the beginning of period	134,376	108,965	108,965
VII Increase in cash and cash equivalents from new consolidations	–	173	173
VIII Balance of cash and cash equivalents at the end of period	191,735	127,837	134,376

V. Results of Operations (Consolidated) for the First Three Quarters, FY2006

1. Operating Revenue

(In millions of yen, %)

Item		First three quarters (Apr. 1 to Dec. 31, 2007)		Same period last year (Apr. 1 to Dec. 31, 2006)		Reference: FY2005 (Apr. 1, 2005 to Mar. 31, 2006)	
		Amount	%	Amount	%	Amount	%
Interest on loans to customers		346,268	90.0	369,341	89.7	491,357	89.4
	Unsecured loans	288,701	75.0	304,763	74.0	405,308	73.8
	Secured loans	34,040	8.9	42,485	10.3	56,144	10.2
	Small business loans	23,526	6.1	22,091	5.4	29,904	5.4
Credit card revenue		9,501	2.5	8,005	1.9	11,275	2.1
Per-item credit revenue		10,456	2.7	13,220	3.2	17,675	3.2
Credit guarantee revenue		6,958	1.8	6,367	1.6	8,667	1.6
Financial revenue - other		56	0.0	26	0.0	35	0.0
Operating revenue - other		11,611	3.0	14,819	3.6	20,535	3.7
	Collection of purchased claims	2,675	0.7	2,912	0.7	4,744	0.9
	Revenue from operational investment securities	497	0.1	206	0.1	436	0.0
	Other	8,438	2.2	11,700	2.8	15,354	2.8
Total		384,853	100.0	411,779	100.0	549,547	100.0

Note: "Other" included in other operating revenue includes collection of purchased claims and card membership fees.

2. Other Operating Indicators

Item		End of current quarter (As of Dec. 31, 2006)	End of same quarter last year (As of Dec. 31, 2005)	Reference: FY2005 (As of Mar. 31, 2006)
Total amount of loans outstanding (millions of yen)		2,067,134	2,193,668	2,232,417
	Unsecured loans	1,595,554	1,682,539	1,709,184
	Secured loans	309,761	355,489	357,025
	Small business loans	161,818	155,639	166,208
Number of customer accounts		3,660,172	3,869,561	3,898,954
	Unsecured loans	3,471,298	3,671,770	3,695,792
	Secured loans	92,352	103,761	104,656
	Small business loans	96,522	94,030	98,506
Number of branches		2,629	2,584	2,722
	Staffed branches	687	871	873
	Unstaffed branches	1,942	1,713	1,849
Number of automatic loan-contracting machines		2,165	2,222	2,249
Number of loan application processing machines		310	191	310
Number of ATMs		166,474	158,258	159,083
	Company-owned	2,285	2,330	2,361
	Partner-owned	164,189	155,928	156,722
Number of employees		6,702	6,793	6,675

Note: Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy. Furthermore, off-balance sheet operating loans from the securitization of receivables (75,521 million yen at the end of the current quarter, 117,381 million yen at the end of same quarter last year and 108,400 million yen at the end of the previous consolidated fiscal year) have been included.

January 30. 2007

Non-Consolidated Business Results for the First Three Quarters of Fiscal 2006

For the fiscal year ending March 2007

AIFUL Corporation
(Securities code: 8515. 1st Section. Tokyo and Osaka Stock Exchanges)
(URL: http://www.aiful.co.jp)
Representative: Yoshitaka Fukuda. President and Chief Executive Officer
Inquiries: Kenichi Kayama. General Manager. Public Relations Department
TEL (03) 4503-6050

I. Items Used to Compile Financial Data for the Quarter

1. Company adopted simplified accounting methods (yes/no): Yes
   Details:
   Computation of some business taxes is based on estimates taking factors such as past results into account.

2. Any differences between the accounting practices used here and those used in preparing consolidated accounts for the previous business year (yes/no): No

II. Summary of Business Results for the First Three Quarters, FY2006 (April 1 – December 31, 2006)

1. Non-Consolidated Business Performance

(In millions of yen. except where noted)

	Operating Revenue		Operating Income		Ordinary Income		Net Income (loss)	
First three quarters. FY2006	232.985	(10.1)%	13.450	(82.8)%	17.699	(78.7)%	(165.138)	-
First three quarters. FY2005	259.140	1.3%	78.311	(3.1)%	83.261	(1.5)%	49.718	(0.7)%
Reference: FY2005	343.515	0.9%	87.548	(18.6)%	94.632	(15.9)%	50.381	(25.1)%

	Net Income per Share for the Quarter (Yen)	Diluted Net Income per Share for the Quarter (Yen)
First three quarters. FY2006	(1.166.04)	-
First three quarters. FY2005	351.09	350.97
Reference: FY2005	355.77	355.65

Notes:
1. Percentage figures shown for operating revenue. operating income. etc.. show year-on-year growth.
2. Diluted net income per share for the quarter is not shown for the first three quarters of fiscal 2006. as there was a net loss per share for the quarter and there were no latent shares with dilutive effect.

2. Non-Consolidated Financial Position

(In millions of yen. except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio (%)	Shareholders' Equity per Share (Yen)
First three quarters. FY2006	1.894.901	449.084	23.7	3.171.00
First three quarters. FY2005	2.150.053	632.372	29.4	4.465.29
Reference: FY2005	2.204.482	632.917	28.7	4.469.03

III. Non-Consolidated Results Forecasts for FY2006 (April 1, 2006 – March 31, 2007):

Qualitative Data Concerning Results Forecasts

Because of the effect of amendments to business-related legislation and a number of uncertain factors that include the reorganization costs and various measures that AIFUL plans to implement (as announced in the press release dated January 20. 2007. entitled "AIFUL Group Announces Reorganization and Cost Structure Reform"). the Company plans to announce its non-consolidated results forecasts for fiscal 2006 again after further examination of these uncertain factors.

2007年3月期(2006年12月) 第3四半期決算データブック

Data Book (Third Quarter Report for the fiscal year ending March, 2007)

－注：業績予想に関する注意事項－

このデータブックの数値のうち、過去の事実以外のアイフル株式会社及びそのグループ会社の計画・方針その他の記載にかかわるものは、将来の業績にかかる予想値であり、それらはいずれも、現時点においてアイフル株式会社及びそのグループ会社が把握している情報に基づく経営上の想定や見解を基礎に算出されたものです。従いまして、これらの予想値は、リスクや不確定要因を内包するものであり、現実の業績は、諸々の要因により、これらの予想値と異なってくる可能性があります。ここでの潜在的なリスクや不確定要因として考えられるものとしては、例えば、アイフル株式会社及びそのグループ会社を取り巻く経済情勢や消費者金融を取り巻く市場規模の変化、債務不履行に陥る顧客の割合、アイフル株式会社及びそのグループ会社が支払う借入金利率のレベル、法定貸付上限金利のレベル等が考えられますが、これらに限りません。なお、この資料はいかなる証券の投資勧誘を目的として作成したものでもありません。

－Note:Forward Looking Statements－

The figures contained in this DATA BOOK with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future Performance of AIFUL which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates charged by AIFUL. This DATA BOOK does not constitute any offer of any securities for sale.

アイフル株式会社

AIFUL CORPORATION

EXHIBIT 2

1. 主要利益数値 *(Review of Profit / Group & AIFUL)*

(1)連結(*Consolidated*)

項 目			年/決算月(*Fiscal Year*)	05/12	増減率(yoy%)	06/3	増減率(yoy%)	06/9	増減率(yoy%)	06/12	増減率(yoy%)	2007/3 (*E*)	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	(*¥ Million*)	411,779	6.3	549,547	6.0	262,283	-3.9	384,853	-6.5	508,714	-7.4
営業費用	(百万円)	*Operating Expenses*	(*¥ Million*)	302,901	6.4	424,431	10.6	234,539	18.6	361,420	19.3	489,656	15.4
営業利益	(百万円)	*Operating Income*	(*¥ Million*)	108,878	6.2	125,116	-7.1	27,744	-63.0	23,432	-78.5	19,058	-84.8
経常利益	(百万円)	*Ordinary Income*	(*¥ Million*)	110,057	6.9	126,964	-6.2	28,115	-62.9	23,925	-78.3	20,000	-84.2
当期純利益	(百万円)	*Net Income*	(*¥ Million*)	64,290	13.6	65,827	-13.1	-179,564	-	-186,414	-	-185,476	-
総資産	(百万円)	*Total Assets*	(*¥ Million*)	2,728,375	7.4	2,790,969	8.4	2,490,928	-7.1	2,506,808	-8.1	2,478,983	-11.2
純資産	(百万円)	*Net Assets*	(*¥ Million*)	680,295	13.9	681,694	10.4	495,339	-25.1	483,871	-28.9	486,138	-28.7
一株当たり当期純利益 ※	(円)	*EPS ※*	(*¥*)	453.99	-24.2	464.84	-41.9	-1,267.91	-	-1,316.28	-	-1,309.65	-
一株当たり純資産 ※	(円)	*BPS ※*	(*¥*)	4,803.67	-24.1	4,813.45	-26.4	3,447.03	-26.2	3,364.84	-30.0	3,380.72	-29.8
自己資本比率	(%)	*Equity Ratio*	(*%*)	24.9	*1.4*	24.4	*0.4*	19.6	*-5.1*	19.0	*-5.9*	19.3	*-5.1*
純資産当期純利益率	(%)	*ROE*	(*%*)	13.2	*0.0*	10.1	*-2.9*	-	-	-	-	-	-
総資産当期純利益率	(%)	*ROA*	(*%*)	3.2	*0.1*	2.5	*-0.6*	-	-	-	-	-	-

※ 2005年5月23日付で、普通株式1株を1.5株へ株式分割しております。 Stock split (1:1.5) on May 23,2005
注) 斜体数値は増減数 Notes:Italic Font = Increase or Decrease

(2)単体(*AIFUL*)

項 目			年/決算月(*Fiscal Year*)	05/12	増減率(yoy%)	06/3	増減率(yoy%)	06/9	増減率(yoy%)	06/12	増減率(yoy%)	2007/3 (*E*)	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	(*¥ Million*)	259,140	1.3	343,515	0.9	159,524	-7.6	232,985	-10.1	305,864	-11.0
営業費用	(百万円)	*Operating Expenses*	(*¥ Million*)	180,828	3.3	255,966	9.8	140,095	20.5	219,534	21.4	299,160	16.9
営業利益	(百万円)	*Operating Income*	(*¥ Million*)	78,311	-3.1	87,548	-18.6	19,428	-65.5	13,450	-82.8	6,703	-92.3
経常利益	(百万円)	*Ordinary Income*	(*¥ Million*)	83,261	-1.5	94,632	-15.9	22,283	-62.7	17,699	-78.7	12,500	-86.8
当期純利益	(百万円)	*Net Income*	(*¥ Million*)	49,718	-0.7	50,381	-25.1	-159,647	-	-165,138	-	-163,442	-
総資産	(百万円)	*Total Assets*	(*¥ Million*)	2,150,053	9.2	2,204,482	8.4	1,906,636	-10.5	1,894,901	-11.9	1,899,244	-13.8
純資産	(百万円)	*Net Assets*	(*¥ Million*)	632,372	11.8	632,917	8.3	459,395	-25.9	449,084	-29.0	453,823	-28.3
期末発行済株式総数 ※	(千株)	*N. of Shares issued ※*	(*Thousand*)	142,035	50.0	142,035	50.0	142,035	0.0	142,035	0.0	142,035	0.0
一株当たり当期純利益 ※	(円)	*EPS ※*	(*¥*)	351.09	-33.7	355.77	-50.0	-1,127.27	-	-1,166.04	-	-1,154.07	-
一株当たり純資産 ※	(円)	*BPS ※*	(*¥*)	4,465.29	-25.5	4,469.03	-27.8	3,243.80	-25.9	3,171.00	-29.0	3,204.46	-28.3
一株当たり配当金	(円)	*Cash Dividends per Share*	(*¥*)	-	-	60.00	0.0	30.00	0.0	-	-	60.00	0.0
配当性向	(%)	*Payout Ratio*	(*%*)	-	-	16.9	*8.5*	-	-	-	-	-	-
自己資本比率	(%)	*Equity Ratio*	(*%*)	29.4	*0.7*	28.7	*0.0*	24.1	*-5.0*	23.7	*-5.7*	23.9	*-4.8*
純資産当期純利益率	(%)	*ROE*	(*%*)	10.8	*-1.4*	8.3	*-3.9*	-	-	-	-	-	-
総資産当期純利益率	(%)	*ROA*	(*%*)	3.2	*-0.3*	2.4	*-1.0*	-	-	-	-	-	-

※ 2005年5月23日付で、普通株式1株を1.5株へ株式分割しております。 Stock split (1:1.5) on May 23,2005
注) 斜体数値は増減数 Notes:Italic Font = Increase or Decrease

2. グループ合計営業実績 *(Review of Operation / Group Total)*

営業債権ベース*(Managed Asset Basis)*

(1)営業実績 *(Operating Results)*

年/決算月 *(Fiscal Year)*		05/12	増減率(yoy%)	06/3	増減率(yoy%)	06/9	増減率(yoy%)	06/12	増減率(yoy%)	2007/3 *(E)*	増減率(yoy%)
営業債権合計 (百万円)	*Total Receivable Outstanding (¥Million)*	2,652,733	7.0	2,681,746	6.3	2,563,501	-1.8	2,478,893	-6.6	2,457,786	-8.4
営業貸付金残高	*Loans Outstanding*	2,193,668	7.1	2,232,417	6.5	2,145,220	-1.1	2,067,134	-5.8	2,052,721	-8.0
無担保ローン	*Unsecured*	1,682,539	5.8	1,708,118	5.3	1,652,361	-1.2	1,595,554	-5.2	1,591,079	-6.9
有担保ローン	*Home Equity*	355,489	3.0	357,025	1.4	325,322	-8.1	309,761	-12.9	297,174	-16.8
事業者ローン	*Small Business*	155,639	39.5	167,273	38.3	167,536	17.0	161,818	4.0	164,467	-1.7
総合斡旋	*Credit Card Shopping*	105,924	21.6	101,134	27.0	106,856	20.3	121,996	15.2	117,286	16.0
個品斡旋等	*Installment Sales Finance etc.*	202,833	-0.7	194,427	-5.8	162,500	-20.6	144,079	-29.0	136,990	-29.5
支払承諾見返	*Guarantee*	150,308	7.3	153,766	8.7	148,930	1.0	145,682	-3.1	150,786	-1.9
口座数(残高あり) (千件)	*Customer Accounts (Thousand)*	3,869	3.4	3,898	2.7	3,773	-2.2	3,660	-5.4	-	-
無担保ローン	*Unsecured*	3,671	2.8	3,694	2.1	3,577	-2.5	3,471	-5.5	-	-
有担保ローン	*Home Equity*	103	6.7	104	4.8	96	-6.0	92	-11.0	-	-
事業者ローン	*Small Business*	94	29.1	99	28.0	98	12.0	96	2.7	-	-
一口座当たり残高 (千円)	*Per Account*	566	3.6	572	3.7	568	1.1	564	-0.4	-	-
無担保ローン	*Unsecured*	458	2.9	462	3.1	461	1.3	459	0.3	-	-
有担保ローン	*Home Equity*	3,426	-3.5	3,411	-3.3	3,379	-2.3	3,354	-2.1	-	-
事業者ローン	*Small Business*	1,655	8.1	1,681	8.0	1,692	4.5	1,676	1.3	-	-
クレジットカード会員数 (千件)	*Credit Card Holders (Thousand)*	12,778	8.6	13,096	9.4	13,592	9.3	13,860	8.5	14,414	10.1
個品斡旋口座数 (千件)	*Shopping Installment Accounts (Thousand)*	815	1.4	634	-21.7	553	-32.5	508	-37.6	-	-
新規顧客件数 (千件)	*New Accounts (Thousand)*	444	3.0	597	2.5	155	-48.4	209	-53.0	282	-52.8
無担保ローン	*Unsecured*	396	1.3	533	1.2	145	-46.1	195	-50.6	263	-50.7
有担保ローン	*Home Equity*	19	10.4	25	4.6	1	-90.2	1	-92.1	2	-92.0
事業者ローン	*Small Business*	28	25.4	38	22.4	8	-52.1	11	-59.0	16	-57.9
新規クレジットカード発券数 (千枚)	*New Issue of Credit Card (Thousand)*	1,695	5.1	2,310	8.9	1,136	3.4	1,685	-0.6	2,634	14.0

(2)チャネル展開 *(Marketing Channel)*

年/決算月 *(Fiscal Year)*		05/12	増減数	06/3	増減数	06/9	増減数	06/12	増減数	2007/3 *(E)*	増減数
ローン事業店舗数 (店)	*Loan Business Branches*	2,584	*302*	2,722	*396*	2,713	*248*	2,629	*45*	-	-
有人店舗	*Staffed Branches*	871	*-2*	873	*-11*	820	*-73*	687	*-184*	-	-
無人店舗	*Unstaffed Branches*	1,713	*304*	1,849	*407*	1,893	*321*	1,942	*229*	-	-
ローン申込機	*Simple Auto Application Machines*	191	*191*	310	*303*	310	*210*	310	*119*	-	-
自動契約機設置台数 (台)	*Unmanned Loan-contracting machines*	2,222	*92*	2,249	*79*	2,237	*35*	2,165	*-57*	-	-
正社員数(a) (人)	*N. of Employees (Regularly Payroll Xa)*	6,793	*205*	6,675	*165*	6,876	*69*	6,702	*-91*	-	-
非正社員数(b) (人)	*N. of Employees (temp.) (b)*	3,581	*182*	3,562	*176*	3,440	*188*	3,275	*-306*	-	-
合計(a)+(b) (人)	*Total (a)+(b)*	10,374	*387*	10,237	*341*	10,316	*257*	9,977	*-397*	-	-
非正社員比率(b)/(a+b) (%)	*Ratio of N. of Employees (b)/(a+b)*	34.5	*0.5*	34.8	*0.6*	33.3	*1.0*	32.8	*-1.7*	-	-

注） 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

3. グループ合計損益の内訳 (Revenue and Expenses / Group Total)

会計ベース(On-Balance)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		06/3	増減率 (yoy%)	06/9	営業収益比 (%)	増減率 (yoy%)	06/12	営業収益比 (%)	増減率 (yoy%)	2007/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	549,547	6.0	262,283	100.0	-3.9	384,853	100.0	-6.5	508,714	100.0	-7.4
営業貸付金利息	Interest Income	491,357	5.3	236,055	90.0	-3.7	346,268	90.0	-6.2	455,405	89.5	-7.3
無担保ローン	Unsecured	405,061	4.4	196,418	74.9	-3.0	288,701	75.0	-5.3	380,278	74.8	-6.1
有担保ローン	Home Equity	56,144	-0.7	23,517	9.0	-17.4	34,040	8.9	-19.9	44,377	8.7	-21.0
事業者ローン	Small Business	30,151	36.7	16,119	6.1	14.2	23,526	6.1	6.5	30,749	6.0	2.0
総合斡旋収益	Credit Card Shopping	11,275	24.0	6,195	2.4	23.4	9,501	2.5	18.7	13,532	2.7	20.0
個品斡旋収益	Installment Sales Finance	17,675	2.8	7,468	2.8	-17.6	10,456	2.7	-20.9	13,753	2.7	-22.2
信用保証収益	Guarantees	8,667	22.3	4,668	1.8	12.5	6,958	1.8	9.3	9,330	1.8	7.6
その他の金融収益	Other Financial Revenue	35	-75.7	36	0.0	111.8	56	0.0	115.4	149	0.0	325.7
その他の営業収益	Other Operating Revenue	20,535	11.2	7,858	3.0	-17.2	11,611	3.0	-21.6	16,543	3.3	-19.4
不動産売上高	Sales of Property	23	-	-	-	-	-	-	-	-	-	-
投資有価証券売上高	Sales of Investment Securities	436	-34.3	303	0.1	126.1	497	0.1	141.3	361	0.1	-17.2
買取債権回収高	Purchased Loans Receivable	-	-	-	-	-	2,675	0.7	-	-	-	-
償却債権回収額	Bad Debt Recovery	8,535	10.6	2,328	0.9	-50.0	3,233	0.8	-51.5	4,567	0.9	-46.5
その他	Other	11,539	14.5	5,226	2.0	8.2	5,205	1.4	-34.5	11,614	2.3	0.4
営業費用	Operating Expenses	424,431	10.6	234,539	89.4	18.6	361,420	93.9	19.3	489,656	96.3	15.4
金融費用	Financial Expenses	37,762	-4.8	18,314	7.0	-3.3	27,479	7.1	-3.2	37,746	7.4	-0.0
借入金利息等	Interest on Borrowings	25,163	-5.2	12,525	4.8	-0.8	18,867	4.9	-0.2	25,698	5.1	2.1
社債利息等	Interest on SB etc.	12,598	-4.2	5,789	2.2	-8.4	8,611	2.2	-9.3	12,047	2.4	-4.4
売上原価	Cost of Sales	173	-51.5	72	0.0	14.3	2,032	0.5	2,108.7	157	0.0	-9.2
不動産売上原価	Cost of Sales of Property	24	-	-	-	-	-	-	-	-	-	-
投資有価証券売上原価	Cost of Investment Securities	149	-58.3	72	0.0	14.3	149	0.0	62.0	157	0.0	5.4
債権買取原価	Cost of purchased loans and receivables	-	-	-	-	-	1,883	0.5	-	-	-	-
その他の営業費用	Other Operating Expenses(SG&A)	386,495	12.5	216,150	82.4	20.9	331,908	86.2	21.0	451,752	88.8	16.9
貸倒関連費用	Credit Cost	166,193	6.9	103,909	39.6	36.0	164,238	42.7	40.0	229,837	45.2	38.3
利息返還関連費用	Return of overpayment Cost	21,074	-	19,343	7.4	-	36,109	9.4	-	37,114	7.3	76.1
広告宣伝費	Advertising Expenses	28,018	18.4	9,082	3.5	-38.0	11,420	3.0	-46.2	17,547	3.4	-37.4
人件費	Salaries	58,256	6.5	30,040	11.5	1.8	44,114	11.5	0.3	59,120	11.6	1.5
役員報酬	Directors' Salaries	1,049	23.1	519	0.2	-4.2	774	0.2	-4.4	996	0.2	-5.1
従業員給与賞与等	Employees' Salaries	46,215	6.4	21,262	8.1	1.0	35,792	9.3	-2.2	45,455	8.9	-1.6
その他	Other	10,992	5.5	8,258	3.1	4.4	7,546	2.0	15.3	12,667	2.5	15.2
のれん償却	Amortization of Goodwill and Consolidation Differences	2,055	5.9	867	0.3	-27.0	1,300	0.3	-19.8	1,734	0.3	-15.6
その他	Other	110,897	2.8	52,909	20.2	-7.3	74,724	19.4	-17.2	106,397	20.9	-19.4
営業利益	Operating Income	125,116	-7.1	27,744	10.6	-63.0	23,432	6.1	-78.5	19,058	3.7	-84.8
営業外収益	Non-operating Income	2,007	34.4	592	0.2	-36.1	747	0.2	-44.4	1,198	0.2	-40.3
営業外費用	Non-operating Expenses	159	-82.6	221	0.1	56.7	254	0.1	53.8	256	0.1	61.0
経常利益	Ordinary Income	126,964	-6.2	28,115	10.7	-62.9	23,925	6.2	-78.3	20,000	3.9	-84.2
特別利益	Extraordinary Income	803	-32.2	418	0.2	-44.6	3,213	0.8	303.9	3,212	0.6	300.0
特別損失	Extraordinary Losses	14,994	113.1	177,403	67.6	14,695.9	178,382	46.4	12,471.0	182,418	35.9	1,116.6
税引前利益(a)	Income before Income Taxes(a)	112,773	-12.9	-148,869	-56.8	-	-151,243	-39.3	-	-159,206	-31.3	-241.2
法人税·住民税及び事業税(b)	Income Taxes(b)	45,520	11.0	14,439	5.5	-44.9	20,021	5.2	-43.7	17,271	3.4	-62.1
法人税等調整額(c)	Effect of a Tax Consequences(c)	-145	-	16,054	6.1	-	14,775	3.8	79.8	8,611	1.7	-
少数株主利益	Minority Interest Loss	1,571	123.8	201	0.1	-78.7	374	0.1	-72.3	387	0.1	-75.4
当期純利益	Net Income	65,827	-13.1	-179,564	-68.5	-	-186,414	-48.4	-	-185,476	-36.5	-
実質税率(b+c)/a (%)	Real Tax Rate(b+c)/a (%)	40.2	-	-	-	-	-	-	-	-	-	-

4. グループ合計資金調達の状況 *(Review of Funding / Group Total)*

営業債権ベース*(Managed Asset Basis)*

(1)形態別調達金額 *(Amount of Borrowings by Type of Lender)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/12	構成比(%)	06/3	構成比(%)	06/9	構成比(%)	06/12	構成比(%)	2007/3(E)	構成比(%)
借入金	Borrowings	1,104,937	56.9	1,128,905	56.8	981,493	54.2	959,250	52.7	940,091	51.6
都市銀行等	City Banks	157,651	8.1	149,677	7.5	140,099	7.7	140,179	7.7	-	-
信託銀行	Trust Banks	387,929	20.0	423,831	21.3	355,017	19.6	344,247	18.9	-	-
地方銀行・第二地方銀行	Regional Banks	195,279	10.1	204,120	10.3	192,462	10.6	189,003	10.4	-	-
生命保険会社	Life Insurance	145,917	7.5	142,853	7.2	112,669	6.2	100,508	5.5	-	-
損害保険会社	Non-Life Insurance	35,140	1.8	34,387	1.7	29,477	1.6	28,435	1.6	-	-
外国銀行	Foreigner	10,000	0.5	10,000	0.5	12,000	0.7	15,000	0.8	-	-
シンジケートローン	Syndicated Loan	32,400	1.7	26,945	1.4	2,350	0.1	2,350	0.1	-	-
邦銀	Japanese Banks	14,600	0.8	9,145	0.5	2,350	0.1	2,350	0.1	-	-
外銀	Foreigner	17,800	0.9	17,800	0.9	-	-	-	-	-	-
その他	Other	-	-	-	-	-	-	-	-	-	-
県信連等	Credit Association	79,063	4.1	75,283	3.8	76,446	4.2	70,166	3.9	-	-
その他	Other	61,557	3.2	61,808	3.1	60,971	3.4	69,360	3.8	-	-
CP・社債等	CP and Bonds	835,744	43.1	859,570	43.2	830,589	45.8	859,234	47.3	881,960	48.4
CP	CP	17,000	0.9	25,000	1.3	20,000	1.1	35,000	1.9	-	-
普通社債	SB	520,500	26.8	510,500	25.7	448,000	24.7	487,100	26.8	-	-
流動化	ABS,ABL	298,244	15.4	324,070	16.3	362,589	20.0	337,134	18.5	-	-
合 計	Total	1,940,682	100.0	1,988,476	100.0	1,812,082	100.0	1,818,484	100.0	1,822,052	100.0

(2)長期・短期別調達金額 *(Short and Long-term Borrowings)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/12	構成比(%)	06/3	構成比(%)	06/9	構成比(%)	06/12	構成比(%)	2007/3(E)	構成比(%)
短期調達	Short-term Borrowings	110,385	5.7	138,200	7.0	123,050	6.8	134,680	7.4	120,550	6.6
短期借入	Borrowings	93,385	4.8	113,200	5.7	83,050	4.6	99,680	5.5	-	-
流動化	ABL	-	-	-	-	20,000	1.1	-	-	-	-
CP	CP	17,000	0.9	25,000	1.3	20,000	1.1	35,000	1.9	-	-
長期調達	Long-term Borrowings	1,830,297	94.3	1,850,276	93.0	1,689,032	93.2	1,683,804	92.6	1,701,502	93.4
固定金利借入	Fixed Rate	216,077	11.1	236,640	11.9	224,609	12.4	208,991	11.5	-	-
変動金利借入	Floating Rate	795,475	41.0	779,064	39.2	673,834	37.2	650,578	35.8	-	-
キャップ	With Cap	222,787	11.5	268,750	13.5	221,250	12.2	197,500	10.9	-	-
スワップ	With Swap	251,844	13.0	256,701	12.9	245,565	13.6	240,655	13.2	-	-
社債等(固定)	SB Other (Fixed Bond)	728,913	37.6	714,123	35.9	628,068	34.7	638,119	35.1	-	-
普通社債	SB	508,000	26.2	498,000	25.0	448,000	24.7	475,580	26.2	-	-
流動化	ABS,ABL	220,913	11.4	216,123	10.9	180,068	9.9	162,539	8.9	-	-
社債等(変動)	SB Other (Floating Bond)	89,830	4.6	120,447	6.1	162,520	9.0	186,115	10.2	-	-
普通社債	SB	12,500	0.6	12,500	0.6	-	-	11,520	0.6	-	-
スワップ	With Swap	-	-	-	-	-	-	-	-	-	-
流動化	ABS,ABL	77,330	4.0	107,947	5.4	162,520	9.0	174,595	9.6	-	-
キャップ	With Cap	77,330	4.0	57,947	2.9	42,520	2.3	124,595	6.9	-	-
合 計	Total	1,940,682	100.0	1,988,476	100.0	1,812,082	100.0	1,818,484	100.0	1,822,052	100.0

(3)調達金利 *(Funding Rate)*

(%)

年/決算月 (Fiscal Year)		05/12	06/3	06/9	06/12	2007/3(E)
調達金利	Funding Rate	1.57	1.55	1.61	1.69	1.90
間接	Indirect	1.72	1.71	1.89	1.97	2.29
直接	Direct	1.38	1.33	1.27	1.37	1.48

※調達金利＝末約定ベース平均表面金利　※Funding Rate = Interest Rate／Average Borrowing

《参考》

(%)

長期プライムレート	Long term prime rate	1.85	2.10	2.30	2.35	3.00

5. アイフル営業実績 *(Review of Operation / AIFUL)*

(1)営業実績 *(Operating Results)*

年/決算月 *(Fiscal Year)*		05/12	増減率(yoy%)	06/3	増減率(yoy%)	06/9	増減率(yoy%)	06/12	増減率(yoy%)	2007/3 *(E)*	増減率(yoy%)
営業債権合計	*Total Receivable Outstanding*	1,555,950	4.3	1,577,246	4.1	1,490,242	-3.7	1,428,452	-8.2	1,409,249	-10.7
営業貸付金残高 (百万円)	*Loans Outstanding (¥ Million)*	1,497,384	3.1	1,512,717	2.8	1,425,810	-4.5	1,365,186	-8.8	1,342,925	-11.2
無担保ローン	*Unsecured*	1,118,973	3.5	1,133,083	3.6	1,083,031	-2.9	1,040,773	-7.0	1,031,100	-9.0
有担保ローン	*Home Equity*	341,531	0.6	341,152	-1.2	308,446	-9.9	292,722	-14.3	279,514	-18.1
事業者ローン	*Small Business*	36,879	17.5	38,480	16.9	34,332	-3.2	31,690	-14.1	32,311	-16.0
支払承諾見返	*Guarantee*	56,622	44.1	62,313	44.3	61,437	16.6	59,922	5.8	62,770	0.7
個人保証	*Personal Loans*	39,646	18.7	41,496	17.7	40,371	6.0	39,127	-1.3	41,226	-0.7
事業者保証	*Small business loans*	16,975	187.4	20,817	163.1	21,066	44.5	20,794	22.5	21,543	3.5
その他	*Other*	1,943	-	2,216	-	2,994	73.1	3,344	72.1	3,553	60.3
口座数 (千件)	*Customer Accounts (Thousand)*	2,184	-1.4	2,187	-1.2	2,060	-6.1	1,976	-9.5	1,921	-12.2
無担保ローン	*Unsecured*	2,055	-1.8	2,057	-1.6	1,942	-6.1	1,864	-9.3	1,812	-11.9
有担保ローン	*Home Equity*	101	5.1	101	3.1	92	-7.3	89	-12.0	85	-15.8
事業者ローン	*Small Business*	27	13.3	27	11.7	25	-5.3	23	-13.6	23	-14.8
一口座当たり残高 (千円)	*Per Account (¥ Thousand)*	685	4.5	691	4.1	692	1.8	690	0.7	699	1.2
無担保ローン	*Unsecured*	544	5.4	550	5.3	557	3.3	558	2.6	569	3.5
有担保ローン	*Home Equity*	3,374	-4.3	3,355	-4.1	3,316	-2.8	3,287	-2.6	3,257	-2.9
事業者ローン	*Small Business*	1,359	3.7	1,385	4.7	1,370	2.2	1,351	-0.6	1,394	0.6
新規顧客件数 (千件)	*New Accounts (Thousand)*	274	-3.2	370	-1.4	90	-50.1	123	-55.0	168	-54.6
無担保ローン	*Unsecured*	249	-4.0	338	-1.6	89	-45.7	122	-50.9	165	-51.2
有担保ローン	*Home Equity*	18	4.8	23	-0.6	0	-94.3	0	-95.9	1	-95.7
事業者ローン	*Small Business*	7	6.8	9	2.2	0	-92.3	0	-94.5	1	-88.9
実質平均利回り ※1 (%)	*Average Yield ※1 (%)*	22.5	*-0.2*	22.4	*-0.2*	21.1	*-1.5*	20.9	*-1.6*	20.8	*-1.5*
無担保ローン	*Unsecured*	24.4	*-0.3*	24.2	*-0.3*	23.1	*-1.3*	23.0	*-1.4*	22.9	*-1.3*
有担保ローン	*Home Equity*	16.0	*-0.2*	15.9	*-0.2*	13.8	*-2.4*	13.6	*-2.4*	13.6	*-2.3*
事業者ローン	*Small Business*	25.4	*0.1*	25.2	*-0.4*	23.6	*-2.0*	22.9	*-2.4*	21.6	*-3.5*

※1：実質平均利回り＝営業貸付金利息／((営業貸付金期初残高＋営業貸付金期末残高)÷2)(%)　※1: Average Yield=Interest Income/Average Loans Outstanding (%)

注） 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

(2)チャネル展開 *(Marketing Channel)*

年/決算月 *(Fiscal Year)*		05/12	増減数(yoy)	06/3	増減数(yoy)	06/9	増減数(yoy)	06/12	増減数(yoy)	2007/3 *(E)*	増減数(yoy)
ローン事業店舗数 ※2 (店)	*Loan Business Branches ※2*	1,777(1,124)	*216*	1,912(967)	*340*	1,903(964)	*232*	1,846(935)	*69*	-	-
有人店舗	*Staffed Branches*	511(121)	*-34*	511(121)	*-34*	460(102)	*-81*	344(74)	*-167*	-	-
無人店舗	*Unstaffed Branches*	1,262(1,003)	*250*	1,397(846)	*374*	1,440(862)	*314*	1,499(861)	*237*	-	-
ローン申込機	*Simple Auto Application Machines*	191(169)	*191*	310(271)	*303*	310(273)	*210*	310(273)	*119*	-	-
信販カード担当店等	*Other*	4	*0*	4	*0*	3	*-1*	3	*-1*	-	-
自動契約機設置台数 (台)	*Unmanned Loan-contracting Machines*	1,579	*23*	1,595	*34*	1,588	*26*	1,531	*-48*	-	-
併設型	*At Staffed Branches*	508	*-35*	508	*-36*	458	*-77*	342	*-166*	-	-
独立型	*At Unstaffed Branches*	1,071	*58*	1,087	*70*	1,130	*103*	1,189	*118*	-	-
ATM・CDネットワーク (台)	*AIFUL ATMs and Tie-up CDs*	100,983	*11,226*	101,989	*10,886*	102,918	*3,361*	104,390	*3,407*	-	-
自社ATM	*AIFUL ATMs*	1,773	*13*	1,803	*42*	1,809	*49*	1,738	*-35*	-	-
提携ATM－CD ※3	*Tie-up ATM-CD ※3*	83,947	*10,574*	84,836	*10,259*	85,510	*2,796*	86,939	*2,992*	-	-
提携コンビニ入金	*Tie-up Convenience Store*	15,263	*639*	15,350	*585*	15,599	*516*	15,713	*450*	-	-
保証提携先金融機関	*Guarantee Tie-up Banks*										
個人保証	*Personal Loans*	44	*5*	44	*3*	44	*0*	43	*-1*	-	-
事業者保証	*Small business loans*	48	*25*	57	*25*	59	*19*	58	*10*	-	-
正社員数(a) (人)	*N. of Employees (regularly payroll) (a)*	3,166	*-131*	3,066	*-118*	3,216	*14*	3,128	*-38*	-	-
非正社員数(b) (人)	*N. of Employees (temp.) (b)*	1,535	*-10*	1,501	*-2*	1,428	*-19*	1,305	*-230*	-	-
合計(a)+(b)	*Total (a)+(b)*	4,701	*-141*	4,567	*-120*	4,644	*-5*	4,433	*-268*	-	-
非正社員比率(b)/(a+b) (%)	*Ratio of N. of Employees (b)/(a+b)*	32.7	*0.7*	32.9	*0.8*	30.7	*-0.4*	29.4	*-3.2*	-	-

※2：()はロードサイド型

※3：提携ATM-CD台数には、セブン銀行（セブンイレブン）が含まれております。(05/12：10,827台、06/3：11,484、06/9：11,726 06/12：11,883)

注） 斜体数値は増減数

6. アイフル損益の内訳 *(Revenue and Expenses / AIFUL)*

(百万円/¥ Million)

年/決算月	*(Fiscal Year)*	06/3	増減率 (yoy%)	06/9	営業収益比 (%)	増減率 (yoy%)	06/12	営業収益比 (%)	増減率 (yoy%)	2007/3 *(E)*	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	343,515	0.9	159,524	100.0	-7.6	232,985	100.0	-10.1	305,864	100.0	-11.0
営業貸付金利息	*Interest Income*	333,541	0.9	155,281	97.3	-7.3	226,841	97.4	-9.8	297,616	97.3	-10.8
無担保ローン	*Unsecured*	269,986	1.1	128,529	80.6	-5.0	188,369	80.9	-7.5	247,684	81.0	-8.3
有担保ローン	*Home Equity*	54,560	-2.4	22,447	14.1	-19.3	32,406	13.9	-21.7	42,272	13.8	-22.5
事業者ローン	*Small Business*	8,994	16.5	4,303	2.7	-1.9	6,065	2.6	-9.1	7,660	2.5	-14.8
その他の金融収益	*Other Financial Revenue*	1	-98.4	12	0.0	1,017.2	22	0.0	1,869.0	64	0.0	3,554.5
その他の営業収益	*Other Operating Revenue*	9,972	-0.0	4,230	2.7	-16.8	6,121	2.6	-18.9	8,183	2.7	-17.9
信用保証収益	*Loan Guarantee Fee*	4,425	45.4	2,574	1.6	26.7	3,833	1.6	20.3	5,127	1.7	15.9
不動産売上高	*Sales of Property*	23	-	-	-	-	-	-	-	-	-	-
償却債権回収額	*Bad Debt Recovery*	4,299	5.1	1,076	0.7	-56.8	1,483	0.6	-57.3	1,912	0.6	-55.5
その他	*Other*	1,223	-56.9	579	0.4	3.4	803	0.3	-9.5	1,144	0.4	-6.5
営業費用	*Operating Expenses*	255,966	9.8	140,095	87.8	20.5	219,534	94.2	21.4	299,160	97.8	16.9
金融費用	*Financial Expenses*	31,218	-4.2	14,537	9.1	-7.8	21,694	9.3	-7.9	29,536	9.7	-5.4
借入金利息等	*Interest on Borrowings*	19,861	-5.8	9,240	5.8	-8.8	13,823	5.9	-8.1	18,306	6.0	-7.8
社債利息等	*Interest on SB etc.*	11,357	-1.3	5,297	3.3	-6.1	7,871	3.4	-7.6	11,229	3.7	-1.1
売上原価	*Cost of Sales*	24	-	-	-	-	-	-	-	-	-	-
不動産売上原価	*Cost of Sales of Property*	24	-	-	-	-	-	-	-	-	-	-
その他の営業費用	*Other Operating Expenses(SG&A)*	224,723	12.1	125,558	78.7	25.0	197,839	84.9	25.8	269,624	88.2	20.0
貸倒関連費用	*Credit Cost*	103,520	6.3	62,719	39.3	38.9	105,675	45.4	47.0	147,657	48.3	42.6
利息返還関連費用	*Return of overpayment Cost*	17,019	-	16,745	10.5	-	26,557	11.4	-	31,399	10.3	84.5
広告宣伝費	*Advertising Expenses*	16,533	10.4	3,486	2.2	-61.1	4,075	1.7	-68.6	7,701	2.5	-53.4
支払手数料	*Commission*	14,024	17.2	6,130	3.8	-9.6	8,847	3.8	-14.1	13,062	4.3	-6.9
人件費	*Salaries*	29,511	-1.5	15,101	9.5	0.4	22,217	9.5	-0.2	29,108	9.5	-1.4
役員報酬	*Directors' Salaries*	539	21.9	245	0.2	-14.6	367	0.2	-14.8	477	0.2	-11.5
従業員給与賞与等	*Employees' Salaries*	22,822	-2.3	10,331	6.5	-0.3	17,721	7.6	-0.7	22,230	7.3	-2.6
その他	*Other*	6,149	0.3	4,524	2.8	2.8	4,129	1.8	3.6	6,401	2.1	4.1
賃借料・地代家賃	*Rental Expenses · Land Rent*	12,622	-9.9	6,135	3.8	-6.5	9,011	3.9	-6.0	12,414	4.1	-1.6
消耗品費・修繕費	*Supplies · Repair and Maintenance*	7,143	24.5	3,123	2.0	-1.7	4,283	1.8	-20.8	6,502	2.1	-9.0
通信費	*Communications*	2,458	0.8	774	0.5	-37.4	1,178	0.5	-37.4	1,854	0.6	-24.6
保険料	*Insurance Premium*	4,181	-5.2	2,298	1.4	10.9	3,030	1.3	-3.1	3,122	1.0	-25.3
減価償却費	*Depreciation*	7,587	12.4	4,310	2.7	34.0	6,471	2.8	23.3	8,733	2.9	15.1
事業税	*Enterprice Tax (Pro forma standard taxation)*	899	2.6	339	0.2	-30.6	480	0.2	-31.6	639	0.2	-28.9
その他	*Other*	9,220	-22.7	4,393	2.8	-43.4	6,010	2.6	-56.8	7,482	2.4	-18.9
営業利益	*Operating Income*	87,548	-18.6	19,428	12.2	-65.5	13,450	5.8	-82.8	6,703	2.2	-92.3
営業外収益	*Non-operating Income*	7,154	26.7	3,040	1.9	-10.8	4,459	1.9	-12.2	6,018	2.0	-15.9
営業外費用	*Non-operating Expenses*	70	-89.8	185	0.1	54.9	210	0.1	64.0	221	0.1	215.7
経常利益	*Ordinary Income*	94,632	-15.9	22,283	14.0	-62.7	17,699	7.6	-78.7	12,500	4.1	-86.8
特別利益	*Extraordinary Income*	287	-67.8	4	0.0	-98.5	2,798	1.2	873.0	2,797	0.9	874.6
特別損失	*Extraordinary Losses*	11,141	1,580.7	158,419	99.3	70,560.2	159,118	68.3	47,823.5	161,411	52.8	1,348.8
税引前利益(a)	*Income before Income Taxes(a)*	83,778	-25.7	-136,132	-85.3	-	-138,620	-59.5	-	-146,113	-47.8	-
法人税・住民税等(b)	*Income Taxes(b)*	34,474	4.2	9,981	6.3	-52.4	12,486	5.4	-55.0	11,258	3.7	-67.3
事業税(c)	*Enterprise Taxes(c)*	7,102	4.2	1,967	1.2	-54.3	2,466	1.1	-56.7	2,296	0.8	-67.7
法人税等調整額(d)	*Effect of a Tax Consequences(d)*	-8,179	-	11,565	7.2	-	11,565	5.0	-	3,773	1.2	-
当期純利益	*Net Income*	50,381	-25.1	-159,647	-100.1	-	-165,138	-70.9	-	-163,442	-53.4	-
実質税率(b+c+d)/a (%)	*Real Tax Rate (b+c+d)/a (%)*	39.9	-	-	-	-	-	-	-	-	-	-

7. アイフル資金調達の状況 (Review of Funding / AIFUL)

(1)形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/12	構成比(%)	06/3	構成比(%)	06/9	構成比(%)	06/12	構成比(%)	平均借入期間(年)	2007/3(E)	構成比(%)
借入金	Borrowings	780,708	55.5	808,720	56.3	648,336	51.1	615,017	48.1	4.5	593,644	46.7
都市銀行等	City Banks	121,909	8.7	114,859	8.0	106,051	8.4	102,839	8.0	-	-	-
信託銀行	Trust Banks	273,562	19.5	299,675	20.8	229,459	18.1	215,916	16.9	-	-	-
地方銀行・第二地方銀行	Regional Banks	138,731	9.9	153,610	10.7	133,751	10.6	128,552	10.1	-	-	-
信用金庫	Shinkin Banks	22,400	1.6	25,200	1.8	20,500	1.6	16,800	1.3	-	-	-
生命保険会社	Life Insurance	142,301	10.1	139,954	9.7	111,070	8.8	99,345	7.8	-	-	-
損害保険会社	Non-Life Insurance	33,237	2.4	32,297	2.2	28,034	2.2	26,178	2.0	-	-	-
外国銀行	Foreigner	10,000	0.7	10,000	0.7	12,000	0.9	15,000	1.2	-	-	-
シンジケートローン	Syndicated Loan	25,350	1.8	22,245	1.5	-	-	-	-	-	-	-
邦銀	Japanese Banks	7,550	0.5	4,445	0.3	-	-	-	-	-	-	-
外銀	Foreigner	17,800	1.3	17,800	1.2	-	-	-	-	-	-	-
その他	Other	-	-	-	-	-	-	-	-	-	-	-
県信連	Credit Association	7,950	0.6	6,708	0.5	4,984	0.4	4,247	0.3	-	-	-
その他	Other	5,267	0.4	4,171	0.3	2,485	0.2	6,139	0.5	-	-	-
CP・社債等	CP and Bonds	625,721	44.5	628,841	43.7	619,319	48.9	662,513	51.9	6.0	676,582	53.3
CP	CP	6,000	0.4	-	-	-	-	-	-	-	-	-
普通社債	SB	510,500	36.3	500,500	34.8	438,000	34.6	477,100	37.3	-	-	-
流動化	ABS,ABL	109,221	7.8	128,341	8.9	181,319	14.3	185,413	14.5	-	-	-
合 計	Total	1,406,430	100.0	1,437,561	100.0	1,267,656	100.0	1,277,530	100.0	5.3	1,270,226	100.0

(2)長期・短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/12	構成比(%)	06/3	構成比(%)	06/9	構成比(%)	06/12	構成比(%)	残存期間(年)	2007/3(E)	構成比(%)
短期調達	Short-term Borrowings	27,825	2.0	53,000	3.7	33,000	2.6	16,000	1.3	0.2	33,000	2.6
短期借入	Borrowings	21,825	1.6	53,000	3.7	13,000	1.0	16,000	1.3	-	-	-
流動化	ABL	-	-	-	-	20,000	1.6	-	-	-	-	-
CP	CP	6,000	0.4	-	-	-	-	-	-	-	-	-
長期調達	Long-term Borrowings	1,378,605	98.0	1,384,561	96.3	1,234,656	97.4	1,261,530	98.7	3.3	1,237,226	97.4
固定金利借入	Fixed Rate	160,781	11.4	178,661	12.4	166,140	13.1	152,372	11.9	2.8	-	-
変動金利借入	Floating Rate	598,102	42.5	577,058	40.1	469,196	37.0	446,645	35.0	3.0	-	-
キャップ	With Cap	222,787	15.8	268,750	18.7	221,250	17.5	197,500	15.5	-	-	-
スワップ	With Swap	251,844	17.9	256,701	17.9	245,565	19.4	240,655	18.8	-	-	-
社債等(固定)	SB Other (Fixed Bond)	592,222	42.1	552,341	38.4	487,320	38.4	509,993	39.9	3.4	-	-
普通社債	SB	498,000	35.4	488,000	33.9	438,000	34.6	465,580	36.4	-	-	-
流動化	ABS,ABL	94,222	6.7	64,341	4.5	49,320	3.9	44,413	3.5	-	-	-
社債等(変動)	SB Other (Floating Bond)	27,499	2.0	76,499	5.3	111,999	8.8	152,519	11.9	4.8	-	-
普通社債	SB	12,500	0.9	12,500	0.9	-	-	11,520	0.9	-	-	-
スワップ	With Swap	-	-	-	-	-	-	-	-	-	-	-
流動化	ABS,ABL	14,999	1.1	63,999	4.5	111,999	8.8	140,999	11.0	-	-	-
キャップ	With Cap	14,999	1.1	13,999	1.0	11,999	0.9	90,999	7.1	-	-	-
固定金利借入比率	Ratio of Fixed Rate Borrowings to Total Borrowings	753,003	53.5	731,002	50.9	653,460	51.5	662,365	51.8	-	-	-
実質固定金利借入比率	Ratio of Borrowings at Fixed Ratio	1,242,634	88.4	1,270,453	88.4	1,132,275	89.3	1,191,520	93.3	-	-	-
合 計	Total	1,406,430	100.0	1,437,561	100.0	1,267,656	100.0	1,277,530	100.0	3.3	1,270,226	100.0

※キャップ・スワップには、開始年月日が未到来のキャップ、想定元本2,500百万円を含んでおりません。なお、開始年月日が未到来のスワップはありません。
※The date exclude 2.5billion yen notional amount interest cap options which effective date is not arrived yet. In addition, there are no non-arrival interest swap options.

(3)調達金利 (Funding Rate)

(%)

年/決算月 (Fiscal Year)		05/12	06/3	06/9	06/12	2007/3(E)
調達金利	Funding Rate	1.63	1.58	1.63	1.70	1.90
間接	Indirect	1.70	1.66	1.88	1.91	2.20
直接	Direct	1.56	1.49	1.37	1.52	1.63

※調達金利＝末約定ベース平均表面金利　※Funding Rate = Interest Rate／Average Borrowing

【参考】

(%)

		05/12	06/3	06/9	06/12	2007/3(E)
長期プライムレート	Long term prime rate	1.85	2.10	2.30	2.35	3.00
5年スワップレート	5Y SWAP rate	0.96	1.54	1.27	1.37	
JGB(10年)	10Y JGB	1.49	1.76	1.67	1.68	

8. アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

(1)クレジットコストの状況／年間比較 *(Credit Cost / YOY%)*

(百万円/¥ Million)

年/決算月	(Fiscal Year)	05/12	/(L)%	06/3	/(L)%	06/6	/(L)%	06/9	/(L)%	06/12	/(L)%	2007/3(E)	/(L)%
営業債権合計 (L)	Total Receivable Outstanding (L)	1,555,950	-	1,577,246	-	1,536,208	-	1,490,242	-	1,428,452	-	1,409,250	-
期末営業貸付金	Loans outstanding	1,497,384	-	1,512,717	-	1,471,657	-	1,425,810	-	1,365,186	-	1,342,925	-
無担保	Unsecured	1,118,973	-	1,133,083	-	1,110,299	-	1,083,031	-	1,040,773	-	1,031,100	-
有担保	Home equity	341,531	-	341,152	-	324,647	-	308,446	-	292,722	-	279,514	-
事業者	Small business	36,879	-	38,480	-	36,710	-	34,332	-	31,690	-	32,311	-
支払承諾見返等	Guarantee,etc	58,565	-	64,529	-	64,551	-	64,431	-	63,266	-	66,323	-
期初貸倒引当金	Allowance for bad debt (Beginning)	81,928	5.47	81,928	5.19	85,659	5.58	85,659	5.75	85,659	6.00	85,659	6.08
貸倒発生額合計 ①	Total Write-offs ①	70,712	4.54	93,422	5.92	24,542	1.60	57,432	3.85	92,316	6.46	124,018	8.80
前年同期比	YOY%	3.3		2.4		10.7		26.9		30.6		32.8	
貸倒発生額 ②	Write-offs ②	69,579	4.65	91,890	6.07	24,014	1.63	56,350	3.95	90,522	6.63	121,867	9.07
前年同期比	YOY%	2.7		1.7		10.4		26.6		30.1		32.6	
無担保	Unsecured	61,388	5.49	80,606	7.11	21,339	1.92	50,684	4.68	81,794	7.86	108,956	10.57
有担保	Home equity	6,444	1.89	8,940	2.62	2,068	0.64	4,180	1.36	6,246	2.13	9,050	3.24
事業者	Small business	1,746	4.74	2,343	6.09	607	1.65	1,485	4.33	2,482	7.83	3,860	11.95
支払承諾見返等	Guarantee,etc	1,133	1.93	1,532	2.37	527	0.82	1,082	1.68	1,793	2.84	2,150	3.24
個別貸倒引当金繰入 ③ (個別引当) ※	Non-operating Allowance for bad debt ※ ③	5,105	0.34	6,366	0.42	1,828	0.12	2,475	0.17	3,458	0.25	8,101	0.60
無担保	Unsecured	2,438	0.22	2,537	0.22	1,181	0.11	2,025	0.19	2,421	0.23	2,607	0.25
有担保	Home equity	2,551	0.75	3,705	1.09	633	0.20	393	0.13	952	0.33	5,374	1.92
事業者	Small business	116	0.32	124	0.32	13	0.04	55	0.16	84	0.27	118	0.37
①+③	Total Write-offs ①+③	75,818	4.87	99,789	6.33	26,371	1.72	59,907	4.02	95,775	6.70	132,119	9.38
前年同期比	YOY%	2.1		2.7		10.4		23.0		26.3		32.4	
②+③	Write-offs ②+③	74,685	4.99	98,256	6.50	25,843	1.76	58,825	4.13	93,981	6.88	129,968	9.68
前年同期比	YOY%	1.5		2.1		10.0		22.7		25.8		32.3	
無担保	Unsecured	63,827	5.70	83,143	7.34	22,520	2.03	52,710	4.87	84,215	8.09	111,564	10.82
有担保	Home equity	8,995	2.63	12,645	3.71	2,701	0.83	4,574	1.48	7,198	2.46	14,424	5.16
事業者	Small business	1,863	5.05	2,467	6.41	621	1.69	1,541	4.49	2,566	8.10	3,979	12.31
支払承諾見返等	Guarantee,etc	1,133	1.93	1,532	2.37	527	0.82	1,082	1.68	1,793	2.84	2,150	3.24
貸倒関連費用(営業費用)	Credit Cost	71,870	4.62	103,520	6.56	27,097	1.76	62,719	4.21	105,675	7.40	147,657	10.48
貸倒関連費用(特別損失)	Extraordinary Losses	-	-	-	-	-	-	99,197	6.66	99,197	6.94	99,197	7.04
期末貸倒引当金	Allowance for bad debt (End)	79,554	5.11	85,659	5.43	86,385	5.62	187,668	12.59	194,756	13.63	200,394	14.22

※:個別貸倒引当金繰入＝破産更生債権(有担保)＋民事再生債権

Non-operating allowance for bad debt=Loans with legal bankruptcy (home equity)＋Loans with civil rehabilitation law.

8. アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

(2)不良債権の状況(金融庁「4分類」) *(NPL defined by FSA)*

(百万円/¥ *Million*)

年/決算月 *(Fiscal Year)*		05/12	/(L) %	06/3	/(L) %	06/6	/(L) %	06/9	/(L) %	06/12	/(L) %	2007/3(E)	/(L) %
期末営業貸付金 (L)	*Loans outstanding (L)*	1,497,384	-	1,512,717	-	1,471,657	-	1,425,810	-	1,365,186	-	1,342,925	-
無担保	*Unsecured*	1,118,973	-	1,133,083	-	1,110,299	-	1,083,031	-	1,040,773	-	1,031,100	-
有担保	*Home equity*	341,531	-	341,152	-	324,647	-	308,446	-	292,722	-	279,514	-
事業者	*Small business*	36,879	-	38,480	-	36,710	-	34,332	-	31,690	-	32,311	-
4分類開示債権合計 ①	*NPL total ①*	136,814	9.14	146,236	9.67	172,009	11.69	212,267	14.89	231,583	16.96	-	-
破綻先	*Category 4*	29,377	1.96	30,309	2.00	30,234	2.05	31,081	2.18	32,529	2.38	-	-
延滞債権	*Category 3*	54,595	3.65	63,877	4.22	87,853	5.97	119,706	8.40	140,800	10.31	-	-
3ヶ月以上延滞債権	*Category 2*	16,113	1.08	15,666	1.04	23,055	1.57	29,036	2.04	21,974	1.61	-	-
貸出条件緩和債権	*Category 1*	36,727	2.45	36,383	2.41	30,866	2.10	32,442	2.28	36,279	2.66	-	-
うち無担保ローン ②	*Unsecured Loan ②*	78,454	7.01	84,234	7.43	99,719	8.98	119,349	11.02	129,723	12.46	-	-
破綻先	*Category 4*	4,108	0.37	4,169	0.37	3,893	0.35	3,877	0.36	4,155	0.40	-	-
延滞債権	*Category 3*	26,599	2.38	32,548	2.87	49,314	4.44	62,244	5.75	73,600	7.07	-	-
3ヶ月以上延滞債権	*Category 2*	11,607	1.04	11,899	1.05	16,314	1.47	21,682	2.00	17,108	1.64	-	-
貸出条件緩和債権	*Category 1*	36,139	3.23	35,617	3.14	30,196	2.72	31,544	2.91	34,859	3.35	-	-
期末貸倒引当金 ③	*Allowance for NPL ③*	100,003	6.68	106,998	7.07	107,241	7.29	207,804	14.57	215,257	15.77	226,156	16.84
無税	*Untaxable*	98,539	6.58	105,530	6.98	105,869	7.19	111,466	7.82	109,072	7.99	111,982	8.34
有税	*Taxable*	1,463	0.10	1,467	0.10	1,371	0.09	96,337	6.76	106,185	7.78	114,174	8.50
流動 ④	*Current assets ④*	79,554	5.31	85,659	5.66	86,385	5.87	187,668	13.16	194,756	14.27	200,394	14.92
固定	*Fixed assets*	20,448	1.37	21,339	1.41	20,856	1.42	20,136	1.41	20,501	1.50	25,762	1.92
NPLカバー率(ALL) ③/①	*Coverage ratio (All) ③/①*	73.1	-	73.2	-	62.3	-	97.9	-	93.0	-	-	-
NPLカバー率(無担保) ④/②	*Coverage ratio (Unsecured) ④/②*	101.4	-	101.7	-	86.6	-	157.2	-	150.1	-	-	-

破綻先
　未収利息不計上貸付金のうち、破産債権、再生債権、更生債権、その他これらに準ずる貸付金

延滞債権
　その他の未収利息不計上の、5ヶ月以上11ヶ月未満延滞債権(回収専門の管理センターが管理)
　但し、債務者の経営再建または支援を図ることを目的として利息の支払いを猶予したものを除く

3ヶ月以上延滞債権
　営業店債権の内、3ヶ月以上5ヶ月未満の延滞債権(未収利息計上)

貸出条件緩和債権
　上記以外の当該貸付金の回収を促進することなどを目的に、金利の減免等債務者に
　有利となる取決めを行なった貸付金

Claims in bankruptcy *(category 4)*:
Loans to borrowers declared bankruptcy, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest.

Loans in Arrears *(category 3)*:
NPL's exclusive of accrued interest. That are past due for over 5 months or more and held by collection department.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans in Arrears Longer than 3 months *(category 2)*:
NPL's past due for 3 months or more that do not fall into the above two categories.

Loans with adjusted terms *(category 1)*:
NPL's, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

8. アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

(3) 無担保ローン延滞遷移率(ストック) *(Details of Unsecured Loans)*

(単位:百万円/¥Million)

年/決算月 *(Fiscal Year)*		05/12 (9M)	増減率(yoy%)	06/3 (12M)	増減率(yoy%)	06/6 (3M)	増減率(yoy%)	06/9 (6M)	増減率(yoy%)	06/12 (9M)	増減率(yoy%)
移管発生率 ※1	*Transfer(5M+Arrearage)Ratio ※1*	0.604	*0.005*	0.614	*0.026*	0.883	*0.330*	1.005	*0.437*	1.056	*0.452*
移管額	*Transfer(5M+Arrearage)*	59,224	3.3	80,377	6.8	28,642	59.2	64,099	73.3	98,931	67.0

※1:移管発生比率=移管発生金額/営業店残高　Transfer Ratio = Transfer(5M+Arrearage) / Unsecured Loans Outstanding (Branch's)

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(4) 貸倒償却要因別状況/残高(無担保ローン) *(Reason for Write-off, Unsecured)*

(単位:百万円/¥Million)

年/決算月 *(Fiscal Year)*		05/12 (9M)	償却単価 ※2 *(per account)*	06/3 (12M)	償却単価 ※2 *(per account)*	06/6 (3M)	償却単価 ※2 *(per account)*	06/9 (6M)	償却単価 ※2 *(per account)*	06/12 (9M)	償却単価 ※2 *(per account)*
償却理由(合計)	*Reason for Write-off (Total)*	61,388	455	80,606	455	21,339	457	50,684	452	81,794	451
増減率	*YOY%*	0.6		-0.7		8.8		28.1		33.2	
破産	*Bankruptcy*	19,673	537	25,681	536	5,566	555	11,414	557	16,503	560
増減率/占有率	*YOY/Share%*	-11.6	32.0%	-11.3	31.9%	-10.9	26.1%	-14.1	22.5%	-16.1	20.2%
債権放棄 ※3	*Waiver of principal due to a settlement*	18,575	-	24,532	-	6,048	-	14,817	-	26,602	-
増減率/占有率	*with lawyer ※3 YOY/Share%*	30.8	30.3%	20.4	30.4%	35.2	28.3%	46.0	29.2%	43.2	32.5%
連絡不能等	*Loss of contact, etc.*	9,431	373	12,109	378	2,807	376	7,403	380	11,206	389
増減率/占有率	*YOY/Share%*	-23.6	15.4%	-20.5	15.0%	-26.3	13.2%	7.0	14.6%	18.8	13.7%
介入後未決	*Unsettled intervention*	5,847	534	7,415	534	2,681	550	5,081	551	7,492	552
増減率/占有率	*YOY/Share%*	22.8	9.5%	14.5	9.2%	12.8	12.6%	19.2	10.0%	28.1	9.2%
不履行	*No intention to repay*	7,861	369	10,868	369	4,235	383	11,968	396	19,989	396
増減率/占有率	*YOY/Share%*	5.1	12.8%	7.0	13.5%	57.1	19.8%	142.2	23.6%	154.3	24.4%

※2:償却単価=償却金額/償却件数(単位:千円)　Write-offs per account=Write-offs/Accounts of Write-offs *(¥Thousand)*

※3:債権放棄1口座あたり単価(05/12 427千円、06/3 399千円、06/6 435千円、06/9 425千円、06/12 433千円)。　Waiver of principal due to a settlement (per account):05/12 427, 06/3 399, 06/6 435, 06/9 425, 06/12 433*(¥Thousand)*

9. ライフ営業指標 (Review of Operation / LIFE)

営業債権ベース(Managed Asset Basis)

(1)営業実績 (Operating Results)

年/決算月 (Fiscal Year)		05/12	増減率(yoy%)	06/3	増減率(yoy%)	06/9	増減率(yoy%)	06/12 ①	増減率(yoy%)	2007/3(E)	増減率(yoy%)	会計残高 (On-Balance) 06/12 ②	増減率(yoy%)	(Off-Balance) 06/12 ①−②
営業債権合計 (百万円)	Balance (¥Million)	786,808	4.8	779,560	3.7	753,769	-2.1	744,467	-5.4	746,295	-4.3	612,767	-1.4	131,700
割賦売掛金	Installment Receivable	306,794	5.3	293,333	2.6	266,357	-8.7	262,728	-14.4	250,724	-14.5	204,583	-18.7	58,145
総合斡旋	Credit Card Shopping	105,924	21.6	101,134	27.0	106,856	20.3	121,996	15.2	117,286	16.0	102,079	11.6	19,917
個品斡旋	Installment Sales Finance	200,869	-1.6	192,198	-6.8	159,501	-21.4	140,731	-29.9	133,437	-30.6	102,504	-36.0	38,227
特定	Service	128,160	2.6	121,370	-10.0	98,291	-25.2	84,170	-34.3	76,642	-36.9	-	-	-
一般	Goods	64,210	-8.2	62,512	0.4	52,588	-16.3	47,764	-25.6	49,317	-21.1	-	-	-
代位弁済	Collateral	8,498	-3.5	8,315	-8.8	8,621	-0.3	8,796	3.5	7,476	-10.1	8,796	3.5	-
営業貸付金	Loans (Cash Advance)	386,331	7.6	394,776	7.4	399,921	4.4	395,981	2.5	407,557	3.2	322,425	16.8	73,556
カードキャッシング	with Credit Card	216,242	4.6	220,803	5.5	228,652	6.1	227,586	5.2	235,763	6.8	187,150	18.7	40,436
キャッシュプラザ	with Loan Card (Life Play Card)	169,530	11.7	173,257	9.9	170,209	1.9	167,147	-1.4	170,312	-1.7	134,027	13.8	33,120
その他	Other	558	-1.1	715	35.4	1,059	111.8	1,247	123.5	1,482	107.3	1,247	123.5	-
支払承諾見返	Guarantee	93,682	-7.0	91,450	-6.9	87,490	-7.7	85,758	-8.5	88,013	-3.8	85,758	-8.5	-
パートナー	Partner Loan (Automobile)	890	-34.8	814	-31.8	681	-29.6	618	-30.6	575	-29.4	618	-30.6	-
銀行保証	Bank Loan	63,635	-4.1	62,456	-4.4	60,575	-5.1	59,856	-5.9	62,707	0.4	59,856	-5.9	-
住宅	Home Loan	29,156	-11.7	28,178	-11.2	26,234	-12.6	25,282	-13.3	24,731	-12.2	25,282	-13.3	-
クレジットカード	Credit Card													
有効カード会員数 (千人)	Number of Card Holders (Thousand)	12,778	*1,057*	13,096	*1,180*	13,592	*1,154*	13,860	*1,082*	14,414	*1,318*			
プロパー	Proper	1,755	*62*	1,820	*110*	1,909	*170*	1,935	*180*	1,991	*171*			
提携	Affinity	11,023	*995*	11,276	*1,071*	11,683	*985*	11,924	*901*	12,423	*1,147*			
新規発行数 (千枚)	Number of New Issue (Thousand)	1,695	*109*	2,310	*224*	1,136	*37*	1,685	*-10*	2,634	*324*			
プロパー	Proper	160	*11*	233	*26*	131	*23*	186	*26*	350	*117*			
提携	Affinity	1,535	*99*	2,077	*199*	1,004	*14*	1,499	*-36*	2,283	*206*			
単価(残高÷残有会員数) (千円)	Balance per Account (¥Thousand)													
総合斡旋	Shopping	65	6.6	63	8.6	65	8.3	65	0.0	64	1.6			
キャッシング	Cashing	270	0.4	271	0.4	272	0.4	272	0.7	268	-1.1			
買上実績 (百万円)	Purchase Results (¥Million)													
個品斡旋	Installment Sales Finance	85,634	-17.1	107,974	-20.4	23,215	-61.6	28,671	-66.5	42,289	-60.8			
カード事業	Credit Card	519,241	17.3	706,274	18.2	386,440	14.2	590,018	13.6	814,642	15.3			
総合斡旋	Shopping	343,542	25.0	470,896	26.2	265,858	20.6	411,468	19.8	569,771	21.0			
キャッシング	Cashing	175,698	4.7	235,378	5.0	120,581	2.3	178,549	1.6	244,870	4.0			

注） 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(2)チャネル展開 (Marketing Channel)

年/決算月 (Fiscal Year)		05/12	増減数(yoy)	06/3	増減数(yoy)	06/9	増減数(yoy)	06/12	増減数(yoy)	2007/3(E)	増減数(yoy)
事業店舗数 (店)	Business Branches	288	*13*	288	*8*	286	*0*	269	*-19*	-	-
営業店舗	Branches	69	*0*	69	*0*	69	*0*	56	*-13*	-	-
ライフカード店	Life card (new concept branches)	7	*2*	9	*2*	13	*6*	14	*7*	-	-
キャッシュプラザ	Cash Plaza	212	*6*	210	*6*	204	*-6*	199	*-13*	-	-
有人	Staffed	120	*-1*	110	*-4*	103	*-11*	98	*-22*	-	-
無人	Unstaffed	99	*14*	100	*10*	101	*5*	101	*2*	-	-
加盟店数 (社)	Member Merchant	97,353	*2,941*	98,383	*3,102*	99,659	*2,913*	100,109	*2,756*	101,585	*3,202*
正社員数(a) (人)	N. of Employees (regularly payroll) (a)	1,883	*44*	1,862	*76*	1,975	*106*	1,953	*70*	-	-
非正社員数(b) (人)	N. of Employees (temp.) (b)	1,839	*109*	1,846	*107*	1,806	*1*	1,780	*-59*	-	-
合計(a)+(b) (人)	Total (a)+(b)	3,722	*153*	3,708	*183*	3,781	*107*	3,733	*11*	-	-
非正社員比率(b)/(a+b) (人)	Ratio of N. of Employees (b)/(a+b)	49.4	*0.9*	49.8	*0.5*	47.8	*-1.4*	47.7	*-1.7*	-	-

注：ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

10. ライフ損益の内訳 (Revenue and Expenses / LIFE)

営業債権ベース(Managed Asset Basis)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/3	増減率 (yoy%)	06/9	営業収益比 (%)	増減率 (yoy%)	06/12	営業収益比 (%)	増減率 (yoy%)	2007/3(E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	133,936	8.1	66,564	100.0	0.2	98,586	100.0	-1.3	132,564	100.0	-1.0
割賦売掛金収益	Installment Receivable	29,493	9.8	14,116	21.2	-2.7	20,668	21.0	-5.4	27,825	21.0	-5.7
総合斡旋	Credit Card Shopping	11,533	23.8	6,449	9.7	21.8	9,982	10.1	21.3	13,745	10.4	19.2
個品斡旋	Installment Sales Finance	17,933	2.5	7,659	11.5	-16.8	10,676	10.8	-21.5	14,070	10.6	-21.5
その他	Other	27	-50.9	6	0.0	-60.0	9	0.0	-52.6	9	0.0	-66.7
営業貸付収益	Loans (Cash Advance)	91,305	7.5	46,605	70.0	2.7	69,205	70.2	1.4	92,897	70.1	1.7
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	with Credit Card	50,508	4.0	25,976	39.0	3.2	38,821	39.4	2.8	52,048	39.3	3.0
ｷｬｯｼｭﾌﾟﾗｻﾞ	with Loan Card (Life Play Card)	40,753	12.2	20,576	30.9	2.0	30,298	30.7	-0.4	40,716	30.7	-0.1
その他融資	Other	43	-10.4	52	0.1	173.7	84	0.1	140.0	132	0.1	207.0
信用保証収益	Guarantee	4,241	4.9	2,094	3.1	-1.1	3,124	3.2	-1.8	4,203	3.2	-0.9
その他の金融収益	Other Financial Revenue	52	4.0	37	0.1	23.3	52	0.1	20.9	83	0.1	59.6
その他の営業収益	Other Operating Revenue	8,842	10.6	3,711	5.6	-15.8	5,536	5.6	-15.6	7,554	5.7	-14.6
償却債権回収額	Bad Debt Recovery	3,531	11.2	960	1.4	-47.6	1,332	1.4	-50.3	2,064	1.6	-41.5
その他の業務収入	Other	5,310	10.2	2,751	4.1	6.9	4,203	4.3	8.3	5,489	4.1	3.4
営業費用	Operating Expenses	109,041	1.5	60,418	90.8	10.1	89,290	90.6	10.3	122,618	92.5	12.5
金融費用	Financial Expenses	8,621	-2.1	4,729	7.1	9.2	7,011	7.1	8.3	9,795	7.4	13.6
貸倒関連費用	Credit Cost	39,070	-1.8	24,599	37.0	17.6	32,639	33.1	10.7	49,747	37.5	27.3
その他の営業費用	Other Operating Expenses(SG&A)	61,349	4.3	31,089	46.7	5.0	49,639	50.4	10.3	63,076	47.6	2.8
広告宣伝費	Advertising Expenses	6,478	18.6	2,927	4.4	-9.9	4,196	4.3	-10.8	5,645	4.3	-12.9
人件費	Salaries	16,495	8.1	8,434	12.7	1.8	12,673	12.9	2.4	16,763	12.6	1.6
その他	Other	38,375	0.7	19,726	29.6	9.2	32,770	33.2	17.3	40,667	30.7	6.0
販売費	Sales Cost	17,826	1.2	9,303	14.0	6.1	13,619	13.8	4.2	19,242	14.5	7.9
ｼｽﾃﾑ費	System Cost	9,285	-13.2	4,288	6.4	4.6	6,292	6.4	-9.8	8,546	6.4	-8.0
施設費	Rent Cost	3,749	7.1	2,007	3.0	8.2	3,018	3.1	7.1	4,088	3.1	9.0
管理費	Admin Cost	7,513	19.7	4,126	6.2	23.8	9,839	10.0	94.2	8,789	6.6	17.0
営業利益	Operating Income	24,895	51.1	6,145	9.2	-46.9	9,295	9.4	-50.8	9,945	7.5	-60.1
営業外利益	Non-operating Income	156	66.0	66	0.1	-5.7	99	0.1	-36.5	70	0.1	-55.1
営業外費用	Non-operating Expenses	18	-64.0	6	0.0	-33.3	10	0.0	-41.2	15	0.0	-16.7
経常利益	Ordinary Income	25,032	51.5	6,205	9.3	-46.7	9,385	9.5	-50.7	10,000	7.5	-60.1
特別利益	Extraordinary Income	159	-26.7	410	0.6	162.8	412	0.4	162.4	410	0.3	157.9
特別損失	Extraordinary Losses	1,251	41.4	3,174	4.8	5,190.0	3,283	3.3	4,800.0	3,606	2.7	188.2
税引前利益(a)	Income before Income Taxes(a)	23,940	51.0	3,441	5.2	-70.7	6,514	6.6	-65.9	6,803	5.1	-71.6
法人税・住民税及び事業税(b)	Income Taxes(b)	172	-23.6	776	1.2	683.8	2,657	2.7	1,625.3	1,534	1.2	791.9
法人税等調整額(c)	Effect of a Tax Consequences(c)	9,739	-	912	1.4	-	219	0.2	-	1,528	1.2	-
当期純利益	Net Income	14,028	31.4	1,751	2.6	-74.5	3,637	3.7	-67.5	3,741	2.8	-73.3
実質税率(b+c)/a (%)	Real Tax Rate (b+c)/a (%)	41.4	-	49.1	-	-	44.2	-	-	45.0	-	-

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

10. ライフ損益の内訳 (Revenue and Expenses / LIFE)

会計ベース(On-Balance)

(百万円/¥ Million)

年/決算月(Fiscal Year)		06/3	増減率 (yoy%)	06/9	営業収益比 (%)	増減率 (yoy%)	06/12	営業収益比 (%)	増減率 (yoy%)	2007/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	132,251	8.4	65,359	100.0	-0.3	96,907	100.0	-1.7	130,392	100.0	-1.4
割賦売掛金収益	Installment Receivable	28,914	10.1	13,651	20.9	-3.0	19,938	20.6	-5.9	27,286	20.9	-5.6
総合斡旋	Credit Card Shopping	11,275	24.0	6,195	9.5	23.4	9,501	9.8	18.7	13,532	10.4	20.0
個品斡旋	Installment Sales Finance	17,611	2.9	7,449	11.4	-17.5	10,426	10.8	-20.8	13,743	10.5	-22.0
その他	Other	27	-50.9	6	0.0	-60.0	9	0.0	-52.6	9	0.0	-66.7
営業貸付収益	Loans (Cash Advance)	90,200	7.9	45,865	70.2	2.1	68,256	70.4	1.0	91,265	70.0	1.2
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	with Credit Card	49,725	4.0	25,582	39.1	2.8	38,378	39.6	3.0	51,222	39.3	3.0
ｷｬｯｼｭﾌﾟﾗｻﾞ	with Loan Card (Life Play Card)	40,431	13.1	20,230	31.0	1.2	29,793	30.7	-1.7	39,910	30.6	-1.3
その他融資	Other	43	-10.4	52	0.1	173.7	84	0.1	140.0	132	0.1	207.0
信用保証収益	Guarantee	4,241	4.9	2,094	3.2	-1.1	3,124	3.2	-1.8	4,203	3.2	-0.9
その他の金融収益	Other Financial Revenue	52	4.0	37	0.1	23.3	52	0.1	20.9	83	0.1	59.6
その他の営業収益	Other Operating Revenue	8,842	10.6	3,711	5.7	-15.8	5,536	5.7	-15.6	7,554	5.8	-14.6
償却債権回収額	Bad Debt Recovery	3,531	11.2	960	1.5	-47.6	4,203	4.3	56.8	2,064	1.6	-41.5
その他の業務収入	Other	5,310	10.2	2,751	4.2	6.9	1,332	1.4	-65.7	5,489	4.2	3.4
営業費用	Operating Expenses	107,356	1.8	59,213	90.6	9.8	87,611	90.4	9.9	120,446	92.4	12.2
金融費用	Financial Expenses	6,936	0.6	3,524	5.4	2.7	5,332	5.5	2.7	7,623	5.8	9.9
貸倒関連費用	Credit Cost	39,070	-1.8	24,599	37.6	17.6	32,639	33.7	10.7	49,747	38.2	27.3
その他の営業費用	Other Operating Expenses(SG&A)	61,349	4.3	31,089	47.6	5.0	49,639	51.2	10.3	63,076	48.4	2.8
広告宣伝費	Advertising Expenses	6,478	18.6	2,927	4.5	-9.9	4,196	4.3	-10.8	5,645	4.3	-12.9
人件費	Salaries	16,495	8.1	8,434	12.9	1.8	12,673	13.1	2.4	16,763	12.9	1.6
その他	Other	38,375	0.7	19,726	30.2	9.2	32,770	33.8	17.3	40,667	31.2	6.0
販売費	Sales Cost	17,826	1.2	9,303	14.2	6.1	13,619	14.1	4.2	19,242	14.8	7.9
ｼｽﾃﾑ費	System Cost	9,285	-13.2	4,288	6.6	4.6	6,292	6.5	-9.8	8,546	6.6	-8.0
施設費	Rent Cost	3,749	7.1	2,007	3.1	8.2	3,018	3.1	7.1	4,088	3.1	9.0
管理費	Admin Cost	7,513	19.7	4,126	6.3	23.8	9,839	10.2	94.2	8,789	6.7	17.0
営業利益	Operating Income	24,895	51.1	6,145	9.4	-46.9	9,295	9.6	-50.8	9,945	7.6	-60.1
営業外利益	Non-operating Income	156	66.0	66	0.1	-5.7	99	0.1	-36.5	70	0.1	-55.1
営業外費用	Non-operating Expenses	18	-64.0	6	0.0	-33.3	10	0.0	-41.2	15	0.0	-16.7
経常利益	Ordinary Income	25,032	51.5	6,205	9.5	-46.7	9,385	9.7	-50.7	10,000	7.7	-60.1
特別利益	Extraordinary Income	159	-26.7	410	0.6	162.8	412	0.4	162.4	410	0.3	157.9
特別損失	Extraordinary Losses	1,251	41.4	3,174	4.9	5,190.0	3,283	3.4	4,800.0	3,606	2.8	188.2
税引前利益(a)	Income before Income Taxes(a)	23,940	51.0	3,441	5.3	-70.7	6,514	6.7	-65.9	6,803	5.2	-71.6
法人税･住民税及び事業税(b)	Income Taxes(b)	172	-23.6	776	1.2	683.8	2,657	2.7	1,625.3	1,534	1.2	791.9
法人税等調整額(c)	Effect of a Tax Consequences(c)	9,739	-	912	1.4	-	219	0.2	-	1,528	1.2	-
当期純利益	Net Income	14,028	31.4	1,751	2.7	-74.5	3,637	3.8	-67.5	3,741	2.9	-73.3
実質税率(b+c)/a (%)	Real Tax Rate (b+c)/a (%)	41.4	-	49.1	-	-	44.2	-	-	45.0	-	-

11. ライフ資金調達の状況 (Review of Funding / LIFE)

営業債権ベース(Managed Asset Basis) / 会計ベース (On-Balance)

(1)形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/12	構成比(%)	06/3	構成比(%)	06/9	構成比(%)	06/12	構成比(%)	2007/3(E)	構成比(%)	会計ベース 06/12	構成比(%)
借入金	Borrowings	359,231	63.9	320,524	58.8	317,111	60.4	327,994	62.7	314,908	60.5	327,994	87.9
都市銀行等	City Banks	35,742	6.4	34,818	6.4	34,048	6.5	37,340	7.1	-	-	37,340	10.0
信託銀行	Trust Banks	51,869	9.2	56,495	10.4	51,262	9.8	53,593	10.3	-	-	53,593	14.4
地方銀行・第二地方銀行	Regional Banks	54,048	9.6	48,510	8.9	56,961	10.8	58,951	11.3	-	-	58,951	15.8
系統金融機関	Cooperative Financial Ins.	48,713	8.7	43,375	8.0	50,962	9.7	49,119	9.4	-	-	49,119	13.2
生命保険会社	Life Insurance	3,616	0.6	2,899	0.5	1,599	0.3	1,163	0.2	-	-	1,163	0.3
損害保険会社	Non-Life Insurance	1,903	0.3	2,090	0.4	1,443	0.3	2,257	0.4	-	-	2,257	0.6
その他	Other	56,290	10.0	57,637	10.6	58,486	11.1	63,221	12.1	-	-	63,221	16.9
シンジケートローン	Syndicated Loan	7,050	1.3	4,700	0.9	2,350	0.4	2,350	0.4	-	-	2,350	0.6
アイフル	AIFUL	100,000	17.8	70,000	12.9	60,000	11.4	60,000	11.5	-	-	60,000	16.1
CP・社債等	CP and Bonds	203,022	36.1	224,154	41.2	207,895	39.6	194,755	37.3	205,377	39.5	45,000	12.1
流動化	ABS	182,022	32.4	189,154	34.7	177,895	33.9	149,755	28.6	-	-	-	-
CP	CP	11,000	2.0	25,000	4.6	20,000	3.8	35,000	6.7	-	-	35,000	9.4
普通社債	SB	10,000	1.8	10,000	1.8	10,000	1.9	10,000	1.9	-	-	10,000	2.7
合計	Total	562,253	100.0	544,678	100.0	525,006	100.0	522,749	100.0	520,286	100.0	372,994	100.0

(2)長期・短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/12	構成比(%)	06/3	構成比(%)	06/9	構成比(%)	06/12	構成比(%)	2007/3(E)	構成比(%)	会計ベース 06/12	構成比(%)
短期調達	Short-term Borrowings	70,460	12.5	84,900	15.6	89,550	17.1	109,980	21.0	87,550	16.8	109,980	29.5
短期借入	Borrowings	59,460	10.6	59,900	11.0	69,550	13.2	74,980	14.3	-	-	74,980	20.1
CP	CP	11,000	2.0	25,000	4.6	20,000	3.8	35,000	6.7	-	-	35,000	9.4
長期調達	Long-term Borrowings	491,793	87.5	459,778	84.4	435,456	82.9	412,769	79.0	432,736	83.2	263,014	70.5
固定金利借入	Fixed Rate	55,296	9.8	57,979	10.6	58,469	11.1	56,619	10.8	-	-	56,619	15.2
変動金利借入	Floating Rate	244,475	43.5	202,645	37.2	189,092	36.0	196,395	37.6	-	-	196,395	52.7
社債等(固定)	ABS (Fixed Bond)	136,691	24.3	161,782	29.7	140,748	26.8	128,125	24.5	-	-	10,000	2.7
普通社債	SB	10,000	1.8	10,000	1.8	10,000	1.9	10,000	1.9	-	-	10,000	2.7
流動化	ABS	126,691	22.5	151,782	27.9	130,748	24.9	118,125	22.6	-	-	-	-
社債等(変動)	ABS (Floating Bond)	55,330	9.8	37,372	6.9	47,146	9.0	31,629	6.1	-	-	-	-
流動化	ABS	55,330	9.8	37,372	6.9	47,146	9.0	31,629	6.1	-	-	-	-
キャップ	With Cap	55,330	9.8	37,372	6.9	27,146	5.2	31,629	6.1	-	-	-	-
合計	Total	562,253	100.0	544,678	100.0	525,006	100.0	522,749	100.0	520,286	100.0	372,994	100.0

(3)調達金利 (Funding Rate)

(%)

年/決算月 (Fiscal Year)		05/12	06/3	06/9	06/12	2007/3(E)
調達金利	Funding Rate	1.39	1.40	1.47	1.56	1.78
間接	Indirect	1.71	1.78	1.81	1.98	2.30
直接	Direct	0.84	0.87	0.95	0.85	0.99

※調達金利＝末約定ベース平均表面金利　※Funding Rate= Interest Rate／Average Borrowing

【参考】

(%)

長期プライムレート	Long term prime rate	1.85	2.10	2.30	2.35	3.00

注：ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

12. ライフ貸倒&不良債権 *(Credit Cost & NPL's / LIFE)*

(1)営業債権ベース/年間比較 *(Write-off / Balance / YOY%)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/12 償却金額 (Write offs)	05/12 債権残高 (Balance)	05/12 償却率(%) (Write offs ratio)	06/3 償却金額 (Write offs)	06/3 債権残高 (Balance)	06/3 償却率(%) (Write offs ratio)	06/12 償却金額 (Write offs)	06/12 債権残高 (Balance)	06/12 償却率(%) (Write offs ratio)	2007/3(E) 償却金額 (Write offs)	2007/3(E) 債権残高 (Balance)	2007/3(E) 償却率(%) (Write offs ratio)
合計	*Total*	28,663	786,808	3.64	37,266	779,560	4.78	31,016	744,467	4.17	40,046	746,295	5.37
増減率	*yoy%*	3.5			1.7			8.2			7.5		
カード	*Card*	11,113	322,166	3.45	14,615	321,938	4.54	12,782	349,583	3.66	16,096	353,050	4.56
増減率	*yoy%*	-0.5			-4.2			15.0			10.1		
総合斡旋	*Shopping*	1,541	105,924	1.46	1,978	101,134	1.96	1,823	121,996	1.49	2,271	117,286	1.94
キャッシング	*Cashing*	9,572	216,242	4.43	12,636	220,803	5.72	10,958	227,586	4.81	13,825	235,763	5.86
個品斡旋	*Installment Sales Finance*	4,237	192,371	2.20	5,363	183,883	2.92	5,197	131,934	3.94	7,182	125,960	5.70
増減率	*yoy%*	4.9			7.4			22.7			33.9		
ﾗｲﾌｷｬｯｼｭﾌﾟﾗｻﾞ	*Loan Card (Life Play Card)*	9,120	169,530	5.38	12,182	173,257	7.03	10,939	167,147	6.54	13,593	170,312	7.98
増減率	*yoy%*	10.0			6.4			19.9			11.6		
支払承諾見返	*Guarantee*	1,445	68,321	2.12	1,900	67,092	2.83	1,340	64,582	2.07	1,960	67,137	2.92
増減率	*yoy%*	-6.4			-3.4			-7.3			3.2		
住宅	*Home Loan*	443	33,963	1.30	675	32,762	2.06	324	30,053	1.08	479	28,416	1.69
増減率	*yoy%*	-64.3			-46.7			-26.9			-29.0		
その他	*Other*	2,302	453	-	2,528	626	-	431	1,166	-	733	1,418	-
増減率	*yoy%*	62.0			46.3			-81.3			-71.0		
カード事故	*Fraudulent Use of Credit Card*	281	-	-	368	-	-	194	-	-	272	-	-
加盟店未精算金	*Loss from Member Merchant Fraudulent*	2,012	-	-	2,148	-	-	231	-	-	453	-	-
その他	*Other*	8	-	-	11	-	-	6	-	-	8	-	-

(2)買上金額ベース/年間比較 *(Write-off / Transaction Volume / YOY%)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/12 償却金額 (Write offs)	05/12 買上額 (Volume)	05/12 償却率(%) (Write offs ratio)	06/3 償却金額 (Write offs)	06/3 買上額 (Volume)	06/3 償却率(%) (Write offs ratio)	06/12 償却金額 (Write offs)	06/12 買上額 (Volume)	06/12 償却率(%) (Write offs ratio)	2007/3(E) 償却金額 (Write offs)	2007/3(E) 買上額 (Volume)	2007/3(E) 償却率(%) (Write offs ratio)
総合斡旋	*Shopping*	1,541	343,542	0.45	1,978	470,896	0.42	1,823	411,468	0.44	2,277	569,771	0.40

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

13. ライフ利回り (*Average Yield / LIFE*)

(3)営業債権ベース(*Managed Asset Basis*)

(%)

年/決算月(*Fiscal Year*)		05/12	増減数(yoy)	06/3	増減数(yoy)	06/12	増減数(yoy)	2007/3(*E*)	増減数(yoy)
合計	*Total*	17.3	*0.3*	17.3	*0.4*	17.2	*-0.1*	17.4	*0.0*
割賦売掛金収益	*Installment Receivable*	9.8	*0.1*	9.8	*0.0*	9.9	*0.0*	10.2	*0.4*
総合斡旋	*Credit Card Shopping*	12.2	*0.5*	12.0	*0.2*	11.9	*-0.3*	12.3	*0.2*
個品斡旋	*Installment Sales Finance*	9.2	*-0.2*	9.2	*-0.3*	9.0	*-0.2*	9.2	*0.0*
営業貸付収益	*Loans (Cash Advance)*	24.1	*-0.1*	24.0	*0.0*	23.2	*-0.9*	23.1	*-0.9*
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	*with Credit Card*	23.6	*-0.1*	23.4	*0.0*	22.8	*-0.7*	22.7	*-0.8*
ｷｬｯｼｭﾌﾟﾗｻﾞ	*with Loan Card (Life Play Card)*	24.8	*-0.3*	24.7	*-0.2*	23.7	*-1.1*	23.8	*-0.9*
支払承諾見返	*Guarantee*	4.4	*0.5*	4.5	*0.5*	4.7	*0.2*	4.7	*0.3*

14. ライフ銀行保証事業 (*Bank Loan Guarantee/LIFE*)

年/決算月(*Fiscal Year*)				05/12	増減率(yoy%)	06/3	増減率(yoy%)	06/12	増減率(yoy%)	2007/3(*E*)	増減率(yoy%)
保証残高	(百万円)	*Loans*	*(¥ Million)*	63,635	-4.1	62,456	-4.4	59,856	-5.9	62,707	0.4
新型商品	(百万円)	*High Yield Product*	*(¥ Million)*	26,153	14.9	26,765	11.3	27,532	5.3	31,627	18.2
提携先機関	(行)	*Tie-up Banks*	*(Number)*	113	*22*	114	*11*	117	*4*	122	*8*
旧型商品	(百万円)	*Low Yield Product*	*(¥ Million)*	37,482	-14.0	35,691	-13.5	32,323	-13.8	31,080	-12.9
提携先機関	(行)	*Tie-up Banks*	*(Number)*	28	*-9*	28	*-7*	28	*0*	28	*0*

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

15. 事業者ローン2社の営業指標 *(Review of Operation / Small Business Loan Subsidiaries)*

営業債権ベース*(Managed Asset Basis)*

(1)ビジネクスト*(Businext / JV with Sumitomo Trust & Banking started April 2001)*

年/決算月 *(Fiscal Year)*				05/12	増減率(yoy%)	06/3	増減率(yoy%)	06/9	増減率(yoy%)	06/12	増減率(yoy%)	2007/3 *(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	66,366	56.9	73,110	53.5	80,165	34.1	81,189	22.3	86,636	18.5
口座数	(千件)	*Customer Accounts*	*(Thousand)*	39	30.4	42	28.9	44	18.6	44	12.5	45	7.1
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	1,669	20.3	1,732	19.1	1,808	13.1	1,814	8.7	1,898	9.6
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	11	9.9	15	10.1	5	-30.5	7	-35.6	10	-33.3
営業店舗数	(店)	*Loan Business Branches*		7	*4*	7	*3*	10	*3*	10	*3*	-	-
有人店舗		*Staffed*		7	*4*	7	*3*	10	*3*	10	*3*	-	-
無人店舗		*Unstaffed*		-	-	-	-	-	-	-	-	-	-
社員数	(人)	*Number of Employees*		82	*20*	82	*17*	91	*11*	111	*29*	-	-

注） 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

(2)シティズ*(City's / Acquisition : Oct 2002)*

年/決算月 *(Fiscal Year)*				05/12	増減率(yoy%)	06/3	増減率(yoy%)	06/9	増減率(yoy%)	06/12	増減率(yoy%)	2007/3 *(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	63,406	53.0	67,857	48.6	66,959	17.1	62,878	-0.8	59,205	-12.8
口座数	(千件)	*Customer Accounts*	*(Thousand)*	29	51.3	31	50.0	32	26.2	31	8.8	30	-3.2
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	2,184	1.1	2,143	-0.9	2,034	-7.2	1,990	-8.9	1,921	-10.4
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	11	77.8	15	66.6	3	-46.0	4	-58.8	5	-66.7
営業店舗数	(店)	*Loan Business Branches*		63	*13*	63	*13*	63	*6*	63	*0*	-	-
有人店舗		*Staffed*		63	*13*	63	*13*	63	*6*	63	*0*	-	-
無人店舗		*Unstaffed*		-	-	-	-	-	-	-	-	-	-
社員数	(人)	*Number of Employees*		817	*103*	818	*56*	769	*-25*	697	*-120*	-	-

注） 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

16. 消費者金融グループ会社の営業指標 *(Review of Operation / Consumer Finance Subsidiaries)*

営業債権ベース*(Managed Asset Basis)*

(1)トライト *(Tryto / Merged : April 2004)*

年/決算月 *(Fiscal Year)*				05/12	増減率(yoy%)	06/3	増減率(yoy%)	06/9	増減率(yoy%)	06/12	増減率(yoy%)	2007/3*(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	63,589	11.5	66,544	14.5	62,584	1.2	58,876	-7.4	57,817	-13.1
口座数	(千件)	*Customer Accounts*	*(Thousand)*	172	2.5	177	7.0	167	-1.6	157	-8.3	151	-14.7
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	369	8.8	374	7.0	373	2.8	373	0.9	381	1.9
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	31	25.0	44	27.5	11	-45.2	13	-57.7	16	-63.6
営業店舗数	(店)	*Loan Business Branches*		105	*5*	110	*10*	110	*6*	100	*-5*	-	-
有人店舗		*Staffed*		50	*2*	50	*2*	49	*-1*	49	*-1*	-	-
無人店舗		*Unstaffed*		55	*3*	60	*8*	61	*7*	51	*-4*	-	-
社員数	(人)	*Number of Employees*		292	*38*	295	*43*	299	*7*	293	*1*	-	-

注） 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

(2)ワイド *(Wide / Acquisition : June 2004)*

年/決算月 *(Fiscal Year)*				05/12	増減率(yoy%)	06/3	増減率(yoy%)	06/9	増減率(yoy%)	06/12	増減率(yoy%)	2007/3*(E)*	増減率(yoy%)
営業貸付金残高		*Loans Outstanding*	*(¥ Million)*	100,025	4.9	99,890	4.8	92,716	-6.1	86,981	-13.0	83,157	-16.8
口座数	(千件)	*Customer Accounts*	*(Thousand)*	227	12.3	226	10.8	215	-1.6	203	-10.6	195	-13.7
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	439	-6.7	440	-5.4	430	-4.6	427	-2.8	425	-3.4
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	50	40.2	66	25.8	16	-53.5	19	-60.9	23	-65.2
営業店舗数	(店)	*Loan Business Branches*		294	*1*	295	*2*	294	*1*	294	*0*	-	-
有人店舗		*Staffed*		33	*0*	34	*1*	34	*1*	34	*1*	-	-
無人店舗		*Unstaffed*		261	*1*	261	*1*	260	*0*	260	*-1*	-	-
社員数	(人)	*Number of Employees*		367	*0*	355	*-3*	324	*-66*	321	*-46*	-	-

注） 斜体数値は増減数。 Notes: Italic Font = Increase or Decrease

17. グループ経営一覧表 *(Group Management)*

(百万円/¥ *Million*)

		06/9	構成比 (%)	増減率 (yoy%)	06/12	構成比 (%)	増減率 (yoy%)	2007/3(*E*)	構成比 (%)	増減率 (yoy%)
営業債権残高合計 ※1	*Total Receivable Outstanding ※1*	2,563,501	100.0	-1.8	2,478,893	100.0	-6.6	2,457,786	100.0	-8.4
アイフル	*Aiful*	1,490,242	58.1	-3.7	1,428,452	57.6	-8.2	1,409,249	57.3	-10.7
ライフ	*Life*	753,769	29.4	-2.1	744,467	30.0	-5.4	746,295	30.4	-4.3
ビジネクスト	*Businext*	80,165	3.1	34.1	81,189	3.3	22.3	86,636	3.5	18.5
シティズ	*City's*	66,959	2.6	17.1	62,878	2.5	-0.8	59,205	2.4	-12.8
ワイド	*Wide*	92,716	3.6	-6.1	86,981	3.5	-13.0	83,157	3.4	-16.8
トライト	*Tryto*	62,584	2.4	1.2	58,883	2.4	-7.4	57,817	2.4	-13.1
営業収益 ※2	*Total Operating Revenue ※2*	262,283	100.0	-3.9	384,853	100.0	-6.5	508,714	100.0	-7.4
アイフル	*Aiful*	159,524	60.8	-7.6	232,985	60.5	-10.1	305,864	60.1	-11.0
ライフ	*Life*	65,359	24.9	-0.3	96,907	25.2	-1.7	130,392	25.6	-1.4
ビジネクスト	*Businext*	5,493	2.1	42.6	8,355	2.2	35.8	11,300	2.2	30.9
シティズ	*City's*	7,389	2.8	13.7	10,714	2.8	4.1	13,549	2.7	-3.2
ワイド	*Wide*	12,080	4.6	-4.0	17,681	4.6	-7.0	23,178	4.6	-8.3
トライト	*Tryto*	8,121	3.1	2.2	11,752	3.1	-2.8	15,238	3.0	-6.2
経常利益 ※2	*Total Ordinary Income ※2*	28,115	100.0	-62.9	23,925	100.0	-78.3	20,000	100.0	-84.2
アイフル	*Aiful*	22,283	79.3	-62.7	17,699	74.0	-78.7	12,500	62.5	-86.8
ライフ	*Life*	6,205	22.1	-46.7	9,385	39.2	-50.7	10,000	50.0	-60.1
ビジネクスト	*Businext*	633	2.3	6.1	1,001	4.2	-3.8	932	4.7	-39.2
シティズ	*City's*	1,822	6.5	184.0	1,186	5.0	-16.7	2,020	10.1	1,490.6
ワイド	*Wide*	-1,206	-4.3	-	-2,218	-9.3	-	-2,336	-11.7	-
トライト	*Tryto*	613	2.2	-69.0	28	0.1	-99.0	669	3.3	-81.4
当期純利益 ※2	*Total Net Income ※2*	-179,564	100.0	-	-186,414	100.0	-	-185,476	100.0	-
アイフル	*Aiful*	-159,647	-	-	-165,138	-	-	-163,442	-	-
ライフ	*Life*	1,751	-	-74.5	3,637	-	-67.5	3,741	-	-73.3
ビジネクスト	*Businext*	373	-	-77.1	589	-	-72.4	592	-	-75.6
シティズ	*City's*	545	-	63.5	133	-	-83.9	659	-	1,730.6
ワイド	*Wide*	-13,554	-	-	-15,013	-	-	-16,432	-	-
トライト	*Tryto*	-6,677	-	-	-7,324	-	-	-6,730	-	-

※1 営業債権ベース (Managed Asset Basis)

※2 会計ベース (On-Balance)

18. 消費者金融業界動向 *(Overview of Consumer Credit Industry)*

(1) 自己破産申請件数の推移 (Trend of Personal Bankruptcy in Japan)

○1998年～2006年11月推移 *(Number of Petitions 1998-Nov 2006)*

暦年	1998年	1999年	2000年	2001年	2002年	2003年	2004年	2005年	2006年 (11M)	1月	2月	3月	4月	5月	6月	7月	8月	9月	10月	11月
件数	103,803	122,741	139,281	160,419	214,633	242,377	211,402	184,294	151,197	10,479	14,359	16,001	14,302	13,295	15,087	13,494	13,600	13,486	14,041	13,053
yoy	45.6%	18.2%	13.5%	15.2%	33.8%	12.9%	-12.8%	-12.8%	-10.0%	-3.5%	-0.4%	-11.1%	-13.4%	-5.9%	-12.2%	-13.6%	-12.4%	-11.6%	-7.3%	-14.6%

(2) 形態別信用供与残高 *(Consumer Credit Balance)*

(億円/¥ 100Million)

	消費者信用全体 Consumer Credit Total	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社等 Credit Sales & Credit Card Companies etc.	伸び率(yoy%)
1995年	748,005	-0.1	177,166	4.1	24,887	5.4	152,279	3.9	570,839	-1.4	198,822	-3.7	372,017	-0.1	272,482	-4.0	52,082	15.8	47,453	8.6
1996年	752,407	0.6	182,892	3.2	27,875	12.0	155,017	1.8	569,515	-0.2	195,480	-1.7	374,035	0.5	262,502	-3.7	59,634	14.5	51,899	9.4
1997年	743,335	-1.2	182,621	-0.1	28,927	3.8	153,694	-0.9	560,714	-1.5	187,847	-3.9	372,867	-0.3	251,897	-4.0	65,179	9.3	55,791	7.5
1998年	709,823	-4.5	171,535	-6.1	29,852	3.2	141,683	-7.8	538,288	-4.0	182,329	-2.9	355,959	-4.5	231,478	-8.1	71,371	9.5	53,110	-4.8
1999年	668,243	-5.9	163,518	-4.7	31,018	3.9	132,500	-6.5	504,725	-6.2	153,514	-15.8	351,211	-1.3	217,957	-5.8	78,586	10.1	54,668	2.9
2000年	652,247	-2.4	159,639	-2.4	32,735	5.5	126,907	-4.2	492,608	-2.4	135,988	-11.4	356,620	1.5	210,091	-3.6	88,489	12.6	58,040	6.2
2001年	635,927	-2.5	153,683	-3.7	33,649	2.8	120,034	-5.4	482,244	-2.1	123,727	-9.0	358,517	0.5	199,793	-4.9	96,918	9.5	61,806	6.5
2002年	607,750	-4.4	148,353	-3.5	35,675	6.0	112,678	-6.1	459,397	-4.7	106,548	-13.9	352,849	-1.6	185,566	-7.1	102,357	5.6	64,926	5.1
2003年	595,118	-2.1	148,316	0.0	38,672	8.4	109,644	-2.7	446,802	-2.7	100,310	-5.9	346,492	-1.8	178,987	-3.5	101,755	-0.6	65,750	1.3
2004年	582,415	-2.1	147,711	-0.4	41,210	6.6	106,501	-2.9	434,704	-2.7	89,705	-10.6	344,999	-0.4	176,795	-1.2	101,571	-0.2	66,633	1.3

出所：(社)日本クレジット産業協会「消費者信用市場統計」　Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

(3) 形態別信用供与額 *(Consumer Credit Provided)*

(億円/¥ 100Million)

	消費者信用全体 Consumer Credit Total	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社等 Credit Sales & Credit Card Companies etc.	伸び率(yoy%)
1995年	728,595	3.0	300,608	5.5	146,925	7.8	153,683	3.3	427,987	1.3	217,081	-2.8	210,906	5.9	63,037	-4.7	66,103	16.5	81,766	7.3
1996年	756,177	3.8	322,020	7.1	167,531	14.0	154,489	0.5	434,157	1.4	213,635	-1.6	220,522	4.6	58,544	-7.1	75,886	14.8	86,092	5.3
1997年	765,205	1.2	330,416	2.6	181,238	8.2	149,178	-3.4	434,789	0.1	204,712	-4.2	230,077	4.3	55,521	-5.2	83,550	10.1	91,006	5.7
1998年	760,811	-0.6	330,469	0.0	190,131	4.9	140,338	-5.9	430,342	-1.0	198,242	-3.2	232,100	0.9	49,343	-11.1	91,404	9.4	91,353	0.4
1999年	731,252	-3.9	332,667	0.7	201,511	6.0	131,156	-6.5	398,585	-7.4	169,916	-14.3	228,669	-1.5	39,788	-19.4	94,966	3.9	93,915	2.8
2000年	735,868	0.6	346,490	4.2	217,920	8.1	128,570	-2.0	389,378	-2.3	153,328	-9.8	236,050	3.2	41,126	3.4	99,811	5.1	95,113	1.3
2001年	740,963	0.7	355,015	2.5	232,739	6.8	122,276	-4.9	385,948	-0.9	139,232	-9.2	246,716	4.5	39,858	-3.1	106,327	6.5	100,531	5.7
2002年	728,225	-1.7	363,459	2.4	246,790	6.0	116,669	-4.6	364,766	-5.5	120,080	-13.8	244,656	-0.8	40,448	1.5	101,917	-4.1	102,291	1.8
2003年	730,147	0.3	379,301	4.4	265,819	7.7	113,482	-2.7	350,846	-3.8	112,682	-6.2	238,164	-2.7	39,461	-2.4	97,507	-4.3	101,196	-1.1
2004年	741,417	1.5	401,945	6.0	291,611	9.7	110,334	-2.8	339,472	-3.2	101,822	-9.6	237,650	-0.2	33,005	-16.4	102,845	5.5	101,800	0.6

出所：(社)日本クレジット産業協会「消費者信用市場統計」　Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

EXHIBIT3

AIFUL Corporation
Press Release

January 20, 2007

AIFUL Offers Voluntary Retirement to Employees

KYOTO — AIFUL Corporation and its group companies have announced that AIFUL's board of directors passed a resolution today to offer voluntary retirement to employees. Details are provided below.

1. Reasons for offering voluntary retirement to employees

The AIFUL Group is pursuing business reforms through a group-wide review of its cost structure in order to develop an organization capable of responding to changes in the business environment, including amendments to laws related to Japan's Moneylending Business Restriction Law, and providing safe, reliable products at a low price. As specific measures, the company is working to consolidate outlets, enhance the efficiency of contact centers, and streamline staffing departments. To optimize the allocation of business resources within the group, the company will make voluntary retirement available to about 400 employees throughout the group.

The company also plans to reduce its group-wide workforce of about 3,500 contract and temporary employees to about 2,600 employees by September 2007.

2. Voluntary retirement details
   (1) Number of employees to be offered voluntary retirement
      1) 100 employees in the consumer finance business (AIFUL, TRYTO, Wide, TCM, and Passkey)
      2) 200 employees in the small business loan business (City's)
      3) 100 employees in the shopping loan (*shinpan*) and credit card business (LIFE)
      (Number of regular employees as of December 31, 2006—consumer finance business: 4,176; small business loan business: 708; shopping loan and credit card business: 1,953)
   (2) Eligible employees
      1) Consumer finance business: Regular employees aged 40 years and older with three or more consecutive years of employment as of March 31, 2007
      2) Small business loan business: Regular employees aged 35 and older as of March 31, 2007
      3) Shopping loan and credit card business: Regular management-level employees aged 45 years and older with 15 or more consecutive years of employment as of March 31, 2007
   (3) Voluntary retirement period
      1) Consumer finance business: February 5, 2007 to February 16, 2007
      2) Small business loan business: February 5, 2007 to February 16, 2007
      3) Shopping loan and credit card business: March 5, 2007 to March 20, 2007
   (4) Retirement date
      1) Consumer finance business: March 31, 2007
      2) Small business loan business: March 31, 2007
      3) Shopping loan and credit card business: May 31, 2007
   (5) Incentive: Payment of special retirement allowance
   (6) Reemployment support: Provision of reemployment support through a specialized reemployment support company for those employees who desire support

3. Other

Regular employees at outlets affected by the planned consolidation can request reassignment to a managerial position or transfer to another location, but for employees who wish to retire as a result of being unable to transfer to another job or for other reasons, the company will provide an incentive in the form of payment of a special retirement allowance as well as provision of reemployment support.

4. Future outlook

The offering of voluntary retirement to 400 employees as planned, which, with outlet consolidation, could rise to a maximum of 600 retiring employees, could possibly result in a consolidated extraordinary loss of ¥5.3 billion due to the payment of one-time retirement allowances and other factors. The company will disclose the impact of this loss on earnings in fiscal 2007 when the information is available. Additionally, the company anticipates an annual reduction in personnel costs of ¥7.6 billion, including reductions from a decrease in the employment of temporary personnel, beginning in fiscal 2008.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 3274-6100 (Investor Relations)

EXHIBIT4

AIFUL Corporation
Press Release

January 20, 2007

AIFUL Group Announces Reorganization and Cost Structure Reform
New Commitment to Providing Low-Priced Products

1. Objectives

Amendments to laws related to Japan's Moneylending Business Restriction Law have made AIFUL's business environment much more challenging. The AIFUL Group is responding by pursuing reorganization and sweeping cost structure reforms in an effort to position itself to provide safe, reliable products at a low price to an ever greater number of customers. Through these reforms, AIFUL seeks to expand sales of low-priced products with interest rates of 20% or lower to preferred customers and to be a comprehensive financial services group supported by its customers. The company is working to create a framework to ensure a return on assets of 1.5% or higher. The company's plans are listed below.

Overview of AIFUL Group reorganization and cost structure reforms

- AIFUL to reduce number of outlets to 1,000 on a non-consolidated basis
  (Reduce staffed outlets from 463 to 100 and unstaffed outlets and automated contract machines from 1,440 to 900)
  Note: On a group-wide basis, reduce number of outlets from 2,713 to 1,193
  (Reduce staffed outlets from 820 to 213 and unstaffed outlets and automated contract machines from 1,893 to 980)
- Enhance group personnel efficiency through the voluntary retirement of about 400 regular employees and reduction of about 900 temporary employees
- Successively integrate the four consumer finance subsidiaries—TRYTO, Wide, TCM, and Passkey—into AIFUL by March 2009

2. Details

(1) AIFUL cost structure reforms

Implement the following cost structure reforms to provide low-priced products. Target reduction in selling, general and administrative expenses, not including financial expenses and credit costs, of ¥40 billion or more.

1) Consolidate outlets

AIFUL seeks to create an organization with 1,000 outlets, comprising 100 staffed outlets and 900 unstaffed outlets, by June–September 2007 by eliminating staff from or closing 363 staffed outlets, mainly unprofitable outlets, and closing 540 unstaffed outlets and automated contract machines. This will allow it to provide high-quality customer services on a stable basis.

2) Enhance personnel efficiency

Recruit about 100 employees for voluntary retirement in conjunction with the planned integration of the four consumer finance subsidiaries as part of efforts to consolidate outlets, enhance efficiency in collection departments, and streamline staffing departments. Reduce an additional 330 employees, mainly temporary employees at loan business departments and in head office departments.

Note: See the separate release entitled, "AIFUL Offers Voluntary Retirement to Employees," for further details.

3) Review system development and various expenses

Reduce costs by optimizing system sharing within the group, curtailing new system development, reviewing maintenance costs, reducing redundant operations, disposing of unneeded assets, and internalizing operations.

4) Remove rooftop signs
Reduce the current 460 rooftop signs by 277 to have 183 signs at the end of March 2007. Remove the remaining rooftop signs during the process of consolidating outlets.

(2) Approaches to reorganization and streamlining at group companies
Take the following approaches in the reorganization and streamlining of group companies with the goal of optimizing the business resources of the group. Further details will be made public when available.

1) Integrate consumer finance subsidiaries TRYTO, Wide, TCM, and Passkey into AIFUL
Close all 449 sales outlets of consumer finance subsidiaries TRYTO, Wide, TCM, and Passkey as a result of anticipating a decline in profitability due to legal revisions. Integrate TCM and Passkey into AIFUL by March 2008. Seek to enhance efficiency by concentrating the operations of TRYTO and Wide at one location for each company by September 2007 and then integrating these companies into AIFUL by March 2009. Enhance personnel efficiency through the voluntary retirement of about 100 regular employees, including at AIFUL, and the reduction of about 110 temporary employees.

2) Small business loan subsidiary City's
Consolidate sales outlets as a result of anticipating a decline in profitability due to legal revisions. Reduce the current 63 offices to 11 offices and the number of sales outlets to 34. Enhance personnel efficiency by recruiting about 200 employees for voluntary retirement and reducing about 100 temporary employees. Review earnings structure. Shift from previous visitation sales to mass marketing and to a sales approach with a view toward various partnerships.

3) Shopping loan (*shinpan*) and credit card company LIFE
Reorganize from the previous community-based multiple outlet organization to an organization with outlets concentrated in target commercial areas in order to enhance competitiveness as a credit card company. As part of this reorganization, reduce the current 69 offices to 11 offices and the current 217 LIFE Cash Plaza and Life Card outlets to 127 outlets. Enhance personnel efficiency by recruiting about 100 regular employees for voluntary retirement and reducing about 400 temporary employees. Increase business efficiency.

(3) Approach to future growth strategies

1) Unsecured loan business
Enhance business efficiency by integrating consumer finance subsidiaries into AIFUL and consolidating outlets, develop a new credit scoring model, and prepare to provide safe and reliable products to a greater number of customers.

2) Home equity loan business
Conduct a thorough review of current products and pursue the development and sale of low-priced products at all group companies.

3) Small business loan business
At group company City's, decrease the number of outlets, enhance personnel efficiency, and operate as a loan company targeting middle-risk small businesses. At BUSINEXT, a joint venture with Sumitomo Trust & Banking, examine a growth strategy that includes a variety of partnerships.

4) Credit card and shopping loan business
At group company LIFE, position the credit card business (shopping and cash advance) as a growth business and the installment credit business as a business to maintain, reallocate

business resources, and create an organization capable of selling low-priced products by reducing the number of outlets and enhancing personnel efficiency.

5) Loan guarantee business
Seek to increase balances further by pursuing additional partnerships with financial institutions across Japan, including regional banks, credit unions, and credit cooperatives, and by focusing on the small business loan guarantee segment.

6) Servicer business
At debt servicer AsTry Loan Services, a joint venture with Aozora Bank, conduct a review of the personnel organization and consider entering the debt collection services market.

AIFUL seeks to create a framework to ensure a return on assets of 1.5% or higher through the foregoing reorganization of group companies, cost structure reforms, and growth strategies. It aspires to be a comprehensive financial services group that provides safe, reliable products at a low price to a greater number of customers.

3. Impact on earnings
AIFUL is currently calculating the impact this will have on earnings in fiscal 2007 and will disclose this information when available.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 3274-6100 (Investor Relations)

EXHIBIT5

AIFUL Corporation
Press Release

January 22, 2007

AIFUL Announces Approval of Merger Agreement

KYOTO — AIFUL Corporation has announced that its board of directors today resolved to conduct a merger by absorption of its consolidated subsidiaries id Credit Corporation and Net One Club Corporation. Details are outlined below. AIFUL had previously announced the basic outline of this merger in a press release dated October 23, 2006.

1. Objective of Merger

Predecessor companies id Credit Corporation and Net One Club Corporation have been engaged in the Internet consumer finance business since February 2006. The merger by absorption responds to changes in the environment surrounding the consumer finance industry and is intended to increase the effectiveness of marketing and management.

2. Overview of the Merger

(1) Schedule
Approval of the merger agreement by board of directors: January 22, 2007
Signing of the merger agreement: January 22, 2007
Approval of the merger agreement by the general meeting of shareholders:
In accordance with Article 796, Paragraph 3 of the Company Law, no general meeting of AIFUL Corporation's shareholders will be convened. In accordance with Article 784, Paragraph 1 of the Company Law, no general meeting of the shareholders of either id Credit Corporation or Net One Club Corporation will be convened.
Effective date: March 26, 2007 (planned)

(2) Merger method
AIFUL Corporation will be the merging corporation in this merger by absorption, and id Credit Corporation and Net One Club Corporation will be dissolved.

(3) Merger ratio
Because id Credit Corporation and Net One Club Corporation are wholly owned subsidiaries, there will be no new share issue.

3. Summary of information on merging companies

(As of March 31, 2006)

(1) Name	AIFUL Corporation (Absorbing company)		id Credit Corporation (Predecessor company)	Net One Club Corporation (Predecessor company)
(2) Principal activities	Consumer finance		Consumer finance	Consumer finance
(3) Established	February 1, 1978		September 30, 2005	September 30, 2005
(4) Location of headquarters	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto		1-2-2 Yuraku-cho, Chiyoda-ku, Tokyo	1-2-2 Yuraku-cho, Chiyoda-ku, Tokyo
(5) Representative	Yoshitaka Fukuda		Kazumitsu Oishi	Kazumitsu Oishi
(6) Capital	¥83,317 million		¥2,500 million	¥1,000 million
(7) Number of shares issued	142,035,000 shares		2,500 shares	2,500 shares
(8) Shareholders' equity	¥632,917 million		¥2,057 million	¥866 million
(9) Total assets	¥2,204,482 million		¥2,356 million	¥937 million
(10) Account settlement date	March 31		March 31	March 31
(11) Number of employees	3,066		10	8
(12) Principal customers	Corporations and individuals		Individuals	Individuals
(13) Principal shareholders and ratio of holdings	Yoshitaka Fukuda, 19.7% Yamakatsu Co., Ltd., 9.4% Marutaka Co., Ltd., 8.6% Erio Lease Co., Ltd., 7.1%		AIFUL Corporation, 100%	AIFUL Corporation, 100%
(14) Principal bank of account	The Sumitomo Trust & Banking Co., Ltd. Aozora Bank, Ltd.		—	—
(15) Relationship of companies concerned	Capital relationship	AIFUL Corporation holds 100% of the outstanding shares of the predecessor companies.		
	Personnel Relationship	Executives and employees of the predecessor companies were seconded from AIFUL Corporation.		
	Business Relationship	AIFUL Corporation loaned systems to the predecessor companies.		

Note: Net One Club Corporation implemented the capital increase of 250 million yen on October 22, 2006 through shareholder allocation.

(16) Performance in the Last Three Fiscal Years

	AIFUL Corporation (Absorbing company)			id Credit Corporation (Predecessor company)	Net One Club Corporation (Predecessor company)
Fiscal year end	March 2004	March 2005	March 2006	March 2006	March 2006
Operating revenue (¥ million)	334,977	340,615	343,515	2	3
Operating income (¥ million)	95,238	107,581	87,548	-417	-116
Ordinary income (¥ million)	98,932	112,533	94,632	-442	-133
Net income (¥ million)	53,086	67,301	50,381	-442	-133
Net income per share (yen)	560.82	711.20	355.77	-177,185.48	-53,533.67
Dividends per share (yen)	60.00	60.00	60.00	-	-
Shareholders' equity per share (yen)	5,534.17	6,188.00	4,469.03	822,814.51	346,466.32

Note: Because the predecessor companies were established on the dates shown in item 3. (3) above, performance data is only available for one fiscal year.

4. Status Following the Merger

(1) Name: AIFUL Corporation
(2) Principal activities: Consumer finance
(3) Headquarters: 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
(4) President: Yoshitaka Fukuda
(5) Paid in capital: ¥83,317 million (The merger will cause no change.)
(6) Total assets: The effect of the merger on total assets will be insignificant.
(7) Account settlement date: March 31
(8) Effect on performance: The effect of the merger on the performance of AIFUL Corporation will be insignificant.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section: OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 3274-6100 (Investor Relations)

EXHIBIT 6

AIFUL Corporation
Press Release

January 31, 2007

AIFUL Announces Progress Report on Strengthening of Compliance Structure

KYOTO — AIFUL Corporation has announced progress on strengthening its compliance structure, revising its internal regulations, systems, organizations and employee education programs in efforts to prevent recurrence of any legal violations. The efforts that AIFUL has taken since the previous announcement on October 26, 2006, are summarized below. Underlined texts indicate the new initiatives and their current status.

1. New Commitment Expressed as Advertising Resumes

On January 9, 2007, AIFUL placed full-page advertisements in nine national and major regional newspapers. The main thrust of the content was reflected by the catchphrase "Rebirth of AIFUL as a corporation that you can trust," conveying how the company will reestablish its business, determined to earn the trust of the public.

2. Revision of Internal Regulations

AIFUL has made its internal rules even more rigorous, tightening up its regulations relating to loan and agreement practices and debt collection practices. Specific steps taken include:

- Changes to telephone calling regulations
- Review of credit assessment procedures
- Formulation of the Loans Code of Conduct to clarify prohibited practices when concluding loans and agreements
- Tightening of age limitations on loans
- Introduction of approval by Credit Assessment Department for flow of operations in reissue of credit cards
- Tightening of the screening criteria for home equity loans and small business loans
- Total abolition of letters of attorney for obtaining documents from government offices
- Tightening of the rules when providing product information to customers
- Tightening of rules on telephone calls and dispatch of debt collection documents.

3. System Construction

Omitted display of telephone number in work telephone number column
In order to eliminate telephone calls placed accidentally to the workplaces of customers, work telephone numbers are no longer displayed on terminals for the management of debt collection.

Recording progress of negotiations
AIFUL has rebuilt its system for inputting the progress of negotiations with the aim of improving accuracy, such as by expanding the number of input characters.

4. Comprehensive Guidance and Training for Employees

Strengthened telephone service monitoring at all call centers, targeting debt collection departments
The frequency of monitoring of telephone service at administration departments and counseling centers that specialize in debt collection has been stepped up.

AIFUL monitored a total of 63,786 telephone calls involving 1,436 employees in the first three quarters of the current fiscal year (April - December 2006). Going forward, the company will continue to maintain a similar level of monitoring.

Starting November 1, 2006, telephones in all branches were fitted with IC recorders to monitor conversations with customers and to improve the quality of telephone etiquette. Through this effort, our branches have been making steady progress on improving telephone services.

In November and December 2006, monitoring of telephone calls was conducted for 1,504 employees.

Held Compliance Training Sessions at all branches
From May 8 to 10, 2006, AIFUL ran training sessions for all employees to raise awareness about legal compliance. In addition, since July, the company has designated the fifth business day of each month as a compliance day when all employees participate in training sessions with standardized content.

In addition, we have conducted 666 training sessions on compliance and legal matters by our branch managers, section chiefs, and Loan Business Advertising Department.

Introduced new qualification system to ensure complete penetration of a compliance mindset
In addition to making successful completion of the Laws and Regulations Manager Certification (in-house certification), Compliance Officer Certification and the Personal Information Protection Officer Certification (external certifications) a condition of promotion to management posts, AIFUL has made the attainment of these qualifications compulsory for all current managers.

In the current fiscal year, employees sat for the Compliance Officer Certification and the Personal Information Protection Officer Certification on September 10, 2006 — 1,680 employees passed the Compliance Officer Certification and 1,512 employees passed the Personal Information Protection Officer Certification.

Introduced Operations Manager System
AIFUL will introduce Operations Manager Certification (in-house certification) for employees at all branches and call centers who have contact with customers through loan and debt collection services with the aim of ensuring they acquire the necessary legal knowledge and business expertise for each service conducted.

Implementation of In-House Counseling Education
AIFUL has introduced training on a trial basis for staff working in debt collection departments. The aim is to enable employees to go beyond mere debt collection duties to also give money management counseling and help resolve customer issues. The full-scale training is planned to start April 1.

Issued AIFUL Group Handbook
AIFUL prepared the AIFUL Group Handbook and distributed it to Group employees on August 31, 2006 in order to facilitate even deeper understanding and awareness by individuals that they must conduct themselves in a worthy manner as employees of the AIFUL Group. The Handbook also emphasizes compliance and the customer-first principle.

5. Strengthening and Expansion of In-house Checking Structures

Reviewed and strengthened Inspection Department structures
AIFUL has revised all the inspection requirements for the Inspection Department by better aligning the items for inspection with the key categories of Financial Services Agency inspections since April 1, 2006. At the same time, the number of personnel in the Inspection Department has been increased by 25, creating an organization with 61 members of staff that has been carrying out regular inspections. As a result of these changes, the regular inspection cycle for all branches, which was previously 12 months, has been shortened to six months.

Regular inspections were conducted at all of the target 494 branches and call centers in the first half of the current fiscal year (April - September 2006). In the second half, starting October 2006, AIFUL strengthened the procedures for inspections based on results of inspections conducted in the first half, and completed 310 of 534 planned branch inspections.

Revised procedures for on-site checks of offices by the Loan Business Department Manager and the Support Section of the Loan Business Advertising Department
AIFUL has revised the on-site checklist managed by the Loan Business Department Manager and the Support Section of the Loan Business Advertising Department in order to strengthen the checking system related to compliance for loan offices.

Furthermore, in the first half, April-September 2006, on-site checks were conducted in all of the 115 target groups. In the second half, October-December 2006, of the 108 target

groups, loan business department managers conducted on-site checks of 40 groups, and the loan business advertising department conducted on-site checks of 64 groups.

Note: Branch group refers generally to the staffed and unstaffed branches in an area, which are managed overall by a branch.

Revised system of branch checking by branch managers (assistant branch managers)
Legal Compliance Checks by branch managers (assistant branch managers) had been conducted in six-month cycles, but the company has accelerated the checking cycle to three months as well as revising the checks relating to compliance.

Checks were conducted twice at all 477 branches in the first half, April - September 2006, and so far in the first two months (October – December 2006) of the second half, AIFUL has completed checks at 433 branches.

6. Enhancement of Compliance Structures

Compliance audit implemented by external organization
AIFUL has concluded a legal consulting agreement with Nakajima Transactional Law Office (representative attorney: Shigeru Nakajima) for the period from July 2006 to the end of March 2007. Mr. Nakajima has an extensive track record in the fields of compliance and corporate crisis management, and AIFUL is receiving advice and support aimed at preventing any recurrence of the company's legal violations and establishing solid compliance structures.

In addition, AFIUL requested a consulting company to undertake an internal audit, which that company has now completed, identifying issues relating to a variety of areas such as organization and structures, human resources, and corporate culture.

7. Revision of Personnel Evaluation System

Elimination of excessively target-driven management system
The company-wide target management system based on performance targets was eliminated at all loan offices and call centers as of April 2006.

Added requirements for appointment to assistant branch manager and leader positions
The company has added acquisition of the qualification for a Lending Operations Manager specified in the Money Lending Business Restriction Law to the requirements for appointment as assistant branch manager, supervisor and leader.

As of December 31, 2006, 2,462 employees had passed the Lending Operations Manager examination. This is an increase of 867 employees compared with the end of June 2006.

8. Establishment of Other Internal Structures

Complete centralization of debt recovery operations
AIFUL completed the full centralization of all debt recovery operations with the aim of preventing problems and ensuring thorough compliance in April 2006.

Holding of Inspection Commendations
The company has set up Inspection Commendations with the aim of embedding a corporate climate that prioritizes compliance with laws and regulations.

AIFUL will continue to revise its internal regulations, systems, organizations, and employee education programs as necessary in the future to establish a firm compliance structure for the company, and will also continue to report on the status of implementation of these revisions.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 4503-6100 (Investor Relations)

EXHIBIT 7

(Translation)

Written Confirmation Regarding
the Appropriateness and Accuracy of the Semi-Annual Securities Report

January 5, 2007

To: Mr. Taizo Nishimuro
President & CEO
Tokyo Stock Exchange, Inc.

Address of Main Office:	Kyoto
Company Name:	AIFUL CORPORATION [Seal]
	(Securities Code: 8515, 1st Section, Tokyo Stock Exchange)
Name (Signature) and Title of Representative:	(Signature of Mr. Yoshitaka Fukuda)
	President and Chief Executive Officer
	[Seal]

I, Yoshitaka Fukuda, President and Chief Executive Officer of AIFUL CORPORATION (the "Company"), acknowledge that, as of the filing of the Semi-Annual Securities Report for the interim financial period (April 1, 2006 to September 30, 2006) of the 30th business year (from April 1, 2006 to March 31, 2007) of the Company, there is no false statement in the relevant Semi-Annual Securities Report.

The reason for such acknowledgement is as follows:

I have confirmed that the following internal system and procedures of the Company regarding the statement included in, and the preparation of, the Semi-Annual Securities Report is operating properly.

1. A meeting of the Board of Directors is held once a week and the matters stipulated in the laws and regulations and the important matters regarding the management are determined, and the status of execution of business is supervised and the financial condition and the results of operations are reported.

2. The system that the Inspection Department, an internal audit department, audits the status of performance of business of each of the departments and divisions and the

affiliated companies and reports to the President and Directors, etc. about the result of audit from time to time has been established and is operating.

3. The system that the Accounting Department, as the main controlling department for the preparation of the Semi-Annual Securities Report, prepares the Semi-Annual Securities Report based on the information provided by each of the related departments and divisions and the affiliated companies and each of the related departments and divisions and the affiliated companies reconfirm the information described in the Semi-Annual Securities Report has been established, and the result of reconfirmation is reported properly.

4. The Semi-Annual Securities Report is reported to the Board of Directors and it is confirmed that the statement included therein is appropriate and accurate.

5. The Board of Statutory Auditors confirms that the internal business procedures of the Company are made properly.

- End of Document -

END